Third Quarter 2008 Report to Shareholders

BMO Financial Group Reports Third Quarter Net Income of $521 Million
Canadian Retail Strategy Continues to Deliver Good Results Including
Record Net Income in Private Client Group
BMO Capital Markets Reports Strong Revenue Growth
Provisions For Credit Losses, Booked in Corporate, Elevated Due to Deterioration in U.S. Real Estate
Return on Equity at 13.5% Demonstrates the Benefits of Our Diversified Businesses

Financial Results Highlights:
Third Quarter 2008 Compared with Third Quarter 2007:
•	Net income of $521 million compared with $660 million in 2007
•	EPS[1] of $0.98 compared with $1.28 and cash EPS[2] of $1.00 compared with $1.30
•	Strong Tier 1 Capital Ratio, at 9.90% on a Basel II basis
Year-to-Date 2008 Compared with a Year Ago:
•	Net income of $1,418 million compared with $1,679 million in 2007
•	EPS of $2.70 compared with $3.24 and cash EPS of $2.75 compared with $3.29
•	Return on equity of 12.7% compared with 15.1% in 2007
Toronto, August 26, 2008 For the third quarter ended July 31, 2008, BMO Financial Group reported net income of $521 million or $0.98 per share. We continue to maintain a strong Tier 1 Capital Ratio and the third quarter return on equity at 13.5% shows the underlying benefits of our diversified businesses.
          “We remain focused on our strategic goals and objectives with the customer at the centre of everything we do. This is reflected in the overall results we’ve reported and our market share gains in the P&C Canada business. The impact of the deterioration in the U.S. housing market has affected our results and while uncertainty exists, we are confident in the earnings capacity of the core franchise,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group.
          P&C Canada, our Canadian personal and commercial banking unit, again reported good results with one of its best quarters ever. Results were down year over year but net income improved slightly after adjusting for a recovery of prior years’ income taxes in 2007, and net income was up $12 million or 3.4% from the second quarter with revenue growth of 5.9%. “We are steadily improving P&C Canada’s market share in both personal and commercial loans. Our focus on the customer is increasingly becoming entrenched in the organization and is paying off. Customer loyalty continues to improve, our customer base is growing and we are strengthening our customer relationships,” said Mr. Downe.
          “Results in our U.S. personal and commercial banking group were good, with net income growing 12% year over year in source currency, driven by increased volumes, spreads and fees. Net interest margins improved from the second quarter and are showing early signs of stabilizing, an encouraging development given the margin pressures of the past. We expect to complete the bulk of the integration of the Wisconsin-based banks in the fourth quarter.
          “Private Client Group delivered record net income, achieving broad-based revenue growth in a difficult market environment.
          “Results in BMO Capital Markets were up year over year but continue to reflect current market conditions with low activity levels in some of our investment banking businesses. Our interest-rate-sensitive businesses performed well,” Mr. Downe added. The group’s results included after-tax charges related to the current capital markets environment and severance, as well as the benefit of a recovery of prior period income taxes. Further detail is provided in the Effects of the Capital Markets Environment on Third Quarter Results section.
          “Overall, BMO’s revenue increased 7.5% year over year, reflecting growth in our businesses and the impacts of this quarter’s charges related to the capital markets environment and last year’s commodities losses. Expenses increased at a comparable rate, reflecting the impact of investments in our business, severance and low capital taxes a year ago. Managing expenses while investing in future growth will continue to be a priority,” said Mr. Downe.
          Provisions for credit losses totalled $484 million including a $50 million increase in the general allowance. Specific provisions of $434 million were unusually elevated relative to the prior quarter due to the inclusion of $247 million for two corporate accounts related to the U.S. housing market that were identified as impaired in the first half of the current year. The size of the provisions for these two exposures reflects the weakness in the U.S. residential real estate market and the specific nature of the underlying loans. Excluding the provisions taken on these two accounts, specific provisions were $187 million in the quarter.
          The effective tax rate in the quarter was a recovery of 12.2%, and included the benefit of $95 million of recoveries of prior period income taxes.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section, where all non-GAAP measures and their closest GAAP counterparts are outlined.

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from	July 31,	July 31,	Change from
	2008	2008	2008	2007	2007	July 31, 2007	2008	2007	July 31, 2007

Income Statement Highlights
Total revenue	$2,746	$2,620	$2,026	$2,200	$2,555	7.5%	$7,392	$7,149	3.4%
Provision for credit losses	484	151	230	151	91	+100	865	202	+100
Non-interest expense	1,782	1,680	1,614	1,655	1,659	7.4	5,076	4,946	2.6
Net income	521	642	255	452	660	(21.1)	1,418	1,679	(15.5)

Common Share Data ($)
Diluted earnings per share	$0.98	$1.25	$0.47	$0.87	$1.28	$(0.30)	$2.70	$3.24	$(0.54)
Diluted cash earnings per share (a)	1.00	1.26	0.49	0.89	1.30	(0.30)	2.75	3.29	(0.54)
Dividends declared per share	0.70	0.70	0.70	0.70	0.68	0.02	2.10	2.01	0.09
Book value per share	30.15	29.71	28.64	28.29	28.81	1.34	30.15	28.81	1.34
Closing share price	47.94	50.10	56.75	63.00	66.59	(18.65)	47.94	66.59	(18.65)
Total market value of common shares ($ billions)	24.2	25.2	28.3	31.4	33.2	(9.0)	24.2	33.2	(9.0)

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from
	2008	2008	2008	2007	2007	July 31, 2007

Balance Sheet Highlights
Assets	$375,047	$375,158	$376,825	$366,524	$359,154	4.4%
Net loans and acceptances	208,315	205,422	211,931	201,188	205,612	1.3
Deposits	248,657	238,580	242,911	232,050	229,027	8.6
Common shareholders’ equity	15,207	14,954	14,304	14,102	14,374	5.8

	For the three months ended						For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,		July 31,	July 31,
	2008	2008	2008	2007	2007		2008	2007

Primary Financial Measures (%) (b)
Average annual five year total shareholder return	5.1	8.2	10.1	14.2	17.2		5.1	17.2
Diluted earnings per share growth	(23.4)	(3.1)	(29.9)	(35.6)	(7.2)		(16.7)	(14.7)
Diluted cash earnings per share growth (a)	(23.1)	(3.8)	(27.9)	(35.0)	(7.1)		(16.4)	(14.8)
Return on equity	13.5	17.9	6.7	12.2	18.0		12.7	15.1
Cash return on equity (a)	13.7	18.1	6.9	12.5	18.2		12.9	15.4
Net economic profit (NEP) growth (a)	(56.5)	(7.9)	(+100)	(78.1)	(19.8)		(51.0)	(41.2)
Operating leverage	0.1	(0.5)	1.5	(13.2)	(4.2)		0.8	(9.3)
Cash operating leverage (a)	0.0	(0.7)	1.5	(13.2)	(4.2)		0.7	(9.3)
Revenue growth	7.5	3.6	(2.0)	(10.6)	(0.6)		3.4	(5.0)
Non-interest expense-to-revenue ratio	64.9	64.1	79.7	75.2	64.9		68.7	69.2
Cash non-interest expense-to-revenue ratio (a)	64.5	63.8	79.2	74.7	64.5		68.2	68.7
Provision for credit losses-to-average loans and acceptances (annualized)	0.89	0.28	0.42	0.29	0.18		0.53	0.13
Gross impaired loans and acceptances-to-equity and allowance for credit losses	9.09	9.54	7.46	4.07	3.49		9.09	3.49
Cash and securities-to-total assets ratio	29.6	29.6	30.7	33.1	31.0		29.6	31.0
Tier 1 capital ratio – Basel II	9.90	9.42	9.48	n/a	n/a		9.90	n/a
Tier 1 capital ratio – Basel I	9.45	9.03	9.05	9.51	9.29		9.45	9.29
Credit rating
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Moody’s	Aa1	Aa1	Aa1	Aa1	Aa1		Aa1	Aa1
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
DBRS	AA	AA	AA	AA	AA		AA	AA

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	(24.4)	(24.6)	(15.6)	(5.8)	8.0		(24.4)	8.0
Dividend yield	5.84	5.59	4.93	4.44	4.08		5.84	4.02
Price-to-earnings ratio (times)	13.4	12.9	14.5	15.3	14.5		13.4	14.5
Market-to-book value (times)	1.59	1.69	1.98	2.23	2.31		1.59	2.31
Net economic profit ($ millions) (a)	122	266	(127)	71	280		261	532
Return on average assets	0.52	0.66	0.26	0.48	0.72		0.48	0.63
Net interest margin on average earning assets	1.59	1.48	1.45	1.47	1.61		1.50	1.63
Non-interest revenue-to-total revenue	53.2	55.2	40.1	45.7	51.2		50.3	49.0
Non-interest expense growth	7.4	4.1	(3.5)	2.6	3.6		2.6	4.3
Cash non-interest expense growth (a)	7.5	4.3	(3.5)	2.6	3.6		2.7	4.3
Total capital ratio – Basel II	12.29	11.64	11.26	n/a	n/a		12.29	n/a
Total capital ratio – Basel I	12.07	11.47	11.09	11.74	11.18		12.07	11.18
Equity-to-assets ratio	4.5	4.4	4.1	4.2	4.3		4.5	4.3

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(b)	For the period ended, or as at, as appropriate.

n/a – not applicable.

Operating Segment Overview
P&C Canada
Net income was $343 million, down $13 million or 3.2% from a year ago. Results a year ago included a $14 million recovery of prior period income taxes. This quarter’s results represented one of our best ever quarters, increasing $12 million or 3.4% from the second quarter.
          Revenue rose $35 million or 3.0% year over year. Volume growth continued to be strong in the face of a slowing economy. There were improved revenues in personal banking and cards and payment services, with a small decline in commercial banking due to high recoveries of interest on loans a year ago. Net interest margin was down year over year but increased slightly from the second quarter, due in part to favourable product mix changes.
          Expenses increased $46 million or 6.8% from a year ago due to increased strategic initiative spending and higher capital taxes. We are continuing to invest in the business through the expansion and renovation of our branch network, as well as increasing our mortgage specialist and financial planner workforce. Year to date, we have opened 7 new branches, relocated 4 and expanded 6. Our customers continue to report an improved customer experience as a result of the initiatives we are focusing on.
          In personal banking, there continues to be growth in most products. Our personal loan growth was a strong 19% year over year with market share increasing 87 basis points from the prior year and 29 basis points from the second quarter. Our HomeOwner Readiline is an important contributor to our accelerating personal loan growth. We saw growth in our mortgage portfolio again this quarter as new originations outpaced the impact of exiting from the broker mortgage channels. Personal deposit balances were up slightly from a year ago and the second quarter, with the number of active chequing account customers continuing to rise and the number of products per household showing positive trends. Personal deposits market share was down 10 basis points from a year ago and 6 basis points from the second quarter as competition remains intense.
          In commercial banking, loans continue to grow strongly, rising 9.3% from a year ago, despite ongoing intense competition. Market share of business banking improved 69 basis points from the prior year and 29 basis points from the second quarter. BMO ranks second in Canadian business banking market share at 19.89% and our objective is to be the market leader. In the deposit category, year-over-year balance growth of 4.5% was accompanied by steady growth in commercial operating deposit customers.
          Cards and payment services revenues grew 10% year over year, driven by transactions and accelerating balance growth as well as higher revenues from Moneris, our joint investment with another bank and one of North America’s leading processors of debit and credit payment transactions. Our most recent AIR MILES and Cashback rewards offers have broad appeal to customers which, combined with our pricing and credit strategies, have continued to drive strong balance growth in a highly competitive environment.
P&C U.S.
Net income was US$28 million, up US$4 million or 12% from a year ago. There was solid volume growth and early signs of spread stabilization in both loans and deposits in both the personal and commercial segments. Although net interest margin was down from a year ago, it was up appreciably from the second quarter. Revenue was up US$35 million or 16%, with the Wisconsin acquisitions contributing a little more than half of the growth and the balance attributable to core revenue improvements. We incurred US$3 million of acquisition integration costs in the third quarter and anticipate integration costs increasing to approximately US$16-US$18 million in the fourth quarter when we expect to complete the bulk of the integration.
          Results were down slightly from the second quarter, which included a net US$13 million after-tax benefit related to the Visa Inc. IPO proceeds less an associated litigation reserve as well as higher than normal expenses and reduced revenues. Core results were stronger than in the second quarter with improved volumes, spreads and fees. Results were affected by the more difficult credit environment with an impact on both revenue and expense but the effect was less pronounced in the third quarter than in the second quarter as a result of cash collections.
          Results include a full quarter of revenue and expense of Wisconsin-based Merchants and Manufacturers Bancorporation Inc. and Ozaukee Bank following the successful closing of these transactions in the second quarter, which reflected one month of their results.

BMO Financial Group Third Quarter Report 2008 • 1

Private Client Group
Net income was $110 million, up $8 million or 8.4% from a year ago, marking a record quarter, notwithstanding the more difficult operating environment.
          Revenue rose $24 million or 4.8%. There was growth in a number of our businesses with increased fee-based revenue in Full-Service Investing and higher trust and investment revenue in North American Private Banking. There were higher deposit balances in brokerage businesses and higher loan and deposit balances in North American Private Banking.
          Assets under management and administration and term deposits have been affected by softer market conditions, but increased $4.2 billion or 1.5%, excluding the impact of foreign exchange.
BMO Capital Markets
Net income of $259 million increased $65 million or 34% from a year ago. Results for the quarter were lowered by the net $33 million impact of: capital markets environment charges of $96 million after tax, a severance charge of $19 million after tax and the group’s $82 million share of a recovery of prior period income taxes. Net income a year ago was lowered by $97 million in respect of losses in our commodities business. See the Effects of the Capital Markets Environment on Third Quarter Results section for more details of the capital markets environment charges.
          Revenue rose $56 million or 7.9% to $746 million due in part to strong performance from our interest-rate-sensitive businesses. Activity in certain of our investment banking businesses remains slow in the more cautious capital markets environment with challenging conditions affecting our fee-based businesses.
          We re-focused some of our businesses during the quarter with the goal of improving our risk-return profile and concentrating on core, profitable client relationships. In our lending business, we are focusing on supporting clients where there are strong, profitable multi-product relationships or the potential to develop them. As a result, approximately 20% of our U.S. authorizations were designated non-core and will not be renewed at expiry. In our equity products and research units, we re-organized to enable the delivery of an integrated North American research, sales and trading platform to our global client base. We are focused on lowering the volatility of the group’s results and producing high, stable return on equity by changing our business mix and in some cases exiting certain businesses. As a result of these initiatives, we recorded a severance charge of $28 million pre-tax in the quarter and eliminated a number of positions within BMO Capital Markets.
          During the quarter, we closed the transaction to acquire Chicago-based Griffin, Kubik, Stephens & Thompson Inc. On closing, BMO became the largest bank-qualified municipal bond dealer in Illinois and sixth-largest in the United States. Municipal bonds are a client-driven business and fit well with our overall business strategy.
          BMO Capital Markets was involved in 107 new issues in the quarter including 42 corporate debt deals, 22 government debt deals, 8 issues of preferred shares and 35 common equity transactions, raising $43.3 billion.
Performance Targets
As indicated at the end of the first quarter, we do not expect to achieve four of our five annual targets given the challenging economic environment.

Annual Targets for 2008		Performance to July 31, 2008*

☐	10% to 15% EPS growth from a base of $5.24[1]	☐	EPS of $2.84, down 33% from $4.24 a year ago

☐	ROE of 18% to 20%	☐	ROE of 13.3% annualized

☐	Specific provision for credit losses of $475 million or less	☐	Specific provision for credit losses of $755 million

☐	Tier 1 Capital Ratio of at least 8.0% on a Basel II basis	☐	Tier 1 Capital Ratio of 9.90% on a Basel II basis

☐	Cash operating leverage of at least 2.0%	☐	Cash operating leverage of - 10.4%

		*	Excluding changes in the general allowance

1) The base excluded the impact of restructuring, changes in the general allowance and commodities losses

The above table contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

2 • BMO Financial Group Third Quarter Report 2008

Management’s Discussion and Analysis
MD&A commentary is as of August 26, 2008. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended July 31, 2008, included in this document, and the annual MD&A for the year ended October 31, 2007, included in BMO’s 2007 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q3-2008		vs. Q3-2007		vs. Q2-2008	YTD-2008		vs. YTD-2007

Net interest income	1,286	39	3%	112	10%	3,674	27	1%
Non interest revenue	1,460	152	12%	14	1%	3,718	216	6%

Revenue	2,746	191	8%	126	5%	7,392	243	3%
Specific provision for credit losses	434	343	+100%	283	+100%	755	553	+100%
Increase in the general allowance	50	50	100%	50	100%	110	110	100%

Total provision for credit losses	484	393	+100%	333	+100%	865	663	+100%
Non-interest expense	1,782	123	7%	102	6%	5,076	265	6%
Restructuring charge	–	–	–	–	–	–	(135)	(100%)

Total non-interest expense	1,782	123	7%	102	6%	5,076	130	3%
Income taxes	(59)	(186)	(+100%)	(187)	(+100%)	(22)	(288)	(+100%)
Non-controlling interest in subsidiaries	18	–	–	(1)	(5%)	55	(1)	(3%)

Net income	521	(139)	(21%)	(121)	(19%)	1,418	(261)	(16%)

Amortization of intangible assets (after tax)	9	(1)	(7%)	1	13%	25	(4)	(14%)
Cash net income (1)	530	(140)	(21%)	(120)	(19%)	1,443	(265)	(16%)
Earnings per share – basic ($)	1.00	(0.30)	(23%)	(0.25)	(20%)	2.73	(0.56)	(17%)
Earnings per share – diluted ($)	0.98	(0.30)	(23%)	(0.27)	(22%)	2.70	(0.54)	(17%)
Cash earnings per share – diluted ($) (1)	1.00	(0.30)	(23%)	(0.26)	(21%)	2.75	(0.54)	(16%)
Return on equity (ROE)	13.5%		(4.5%)		(4.4%)	12.7%		(2.4%)
Cash ROE (1)	13.7%		(4.5%)		(4.4%)	12.9%		(2.5%)
Productivity ratio	64.9%		–		0.8%	68.7%		(0.5%)
Cash productivity ratio (1)	64.5%		–		0.7%	68.2%		(0.5%)
Operating leverage	0.1%		nm		nm	0.8%		nm
Cash operating leverage (1)	–		nm		nm	0.7%		nm
Net interest margin on earning assets	1.59%		(0.02%)		0.11%	1.50%		(0.13%)
Effective tax rate	(12.2%)		(27.9%)		(28.5%)	(1.5%)		(14.8%)

Capital Ratios (2)
Tier 1 Capital Ratio	9.90%		nm		0.48%	9.90%		nm
Total Capital Ratio	12.29%		nm		0.65%	12.29%		nm
Net income:
Personal and Commercial Banking	371	(10)	(3%)	10	3%	1,060	(3)	–
P&C Canada	343	(13)	(3%)	12	3%	976	(4)	–
P&C U.S.	28	3	6%	(2)	(4%)	84	1	–
Private Client Group	110	8	8%	1	1%	317	25	9%
BMO Capital Markets	259	65	34%	77	42%	407	36	10%
Corporate Services, including Technology and Operations	(219)	(202)	(+100%)	(209)	(+100%)	(366)	(319)	(+100%)

BMO Financial Group Net Income	521	(139)	(21%)	(121)	(19%)	1,418	(261)	(16%)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section that follows, which outlines the use of non-GAAP measures in this document.

(2)	Variances to the prior year have not been provided as the basis of computation is no longer comparable. In 2008, capital ratios are computed under Basel II versus on a Basel I basis in prior periods. On a Basel I basis, at the end of the current quarter, the Tier 1 capital ratio was 9.45% and the total capital ratio was 12.07% (Q2 2008: 9.03% and 11.47%; Q3 2007: 9.29% and 11.18%). See the Capital Management section.

nm – not meaningful.
BMO Financial Group Third Quarter Report 2008 • 3

Management’s Responsibility for Financial Information
BMO’s CEO and Interim CFO have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended July 31, 2008 and relating to the design of our disclosure controls and procedures and internal control over financial reporting.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
         Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
         There were no changes in our internal control over financial reporting during the quarter ended July 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
         As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
         A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2007 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
         By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
         The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
         We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2007 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
         Assumptions about the level of asset sales, expected asset sale prices and risk of default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document including the amount to be drawn under the BMO liquidity facilities. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios.
         Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectation of the future performance of the transactions that Apex Trust has entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience. Material factors which were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust as discussed in this document included industry diversification in the portfolio, initial credit quality by portfolio and the first-loss protection incorporated into the structure.
         In establishing our expectations regarding the run-rate costs of our credit card loyalty rewards program discussed in this document, we took into account the terms of the agreement that was entered into with Loyalty Management Group Canada Inc. in the quarter.
         In establishing our expectations regarding the timing of completion of the integration of the Wisconsin acquisitions and associated costs discussed in this document, we assumed that the integration would be completed in accordance with the current project plan and in line with current cost estimates.
         In establishing our fourth quarter expectations for specific provisions for credit losses and for gross impaired loans, we assumed that the credit environment would remain consistent with current conditions, and that our credit exposures would perform in a manner consistent with the expectations we have developed through the ongoing assessment of our exposures.
         Assumptions about the performance of the Canadian and U.S. economies in 2008 and how it would affect our businesses were material factors we considered when setting our strategic priorities and objectives, and when determining our financial targets, including provisions for credit losses and our expectations about achieving those targets and our outlook for our businesses. Key assumptions were that the Canadian economy would expand at a moderate pace in 2008 while the U.S. economy expands modestly, and that inflation would remain low in North America. We also assumed that interest rates in 2008 would decline slightly in Canada and the United States, and that the Canadian dollar would trade at parity to the U.S. dollar at the end of 2008. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. In the first quarter, we anticipated that there would be weaker economic growth in Canada and that the United States would slip into a mild recession in the first half of 2008. We also updated our views that quarter to expect lower interest rates and a somewhat weaker Canadian dollar than when we established our 2008 financial targets. Although the United States avoided a technical recession in the first half of the year, we anticipate further weakness in its economy and as such our views remain largely unchanged from the first quarter. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.

4 • BMO Financial Group Third Quarter Report 2008

Economic Outlook
The Canadian economy is expected to grow just 1% in 2008, the slowest pace since 1992. The weak U.S. economy and strong Canadian dollar continue to depress exports and manufacturing, though low interest rates and high commodity prices have supported domestic demand and incomes. Housing markets have cooled from record levels of activity last year, and should continue to moderate as past increases in prices have reduced affordability. Consumer spending remains healthy, especially for automobiles, but will likely soften in response to weakening employment gains. Business investment is also expected to slow given the uncertain economic climate and the recent pullback in commodity prices. Despite higher inflation, Canadian interest rates are projected to remain near current low levels for the rest of the year in response to the weak economy. The Canadian dollar is expected to continue trading below parity against the U.S. dollar, as the trade balance declines. The resource-based western provinces should continue to outperform Central and Atlantic Canada.
         The U.S. economy is expected to slow further in the second half of 2008 after expanding modestly in the first half. House prices will continue to decline until demand strengthens and the large overhang of unsold homes is reduced. Falling house prices, rising unemployment, tightening credit standards and high food and fuel prices will continue to depress consumer spending. Waning support from tax-rebate cheques could cause consumption to decline in the near term. Businesses are also likely to continue to scale back investment until the economic outlook brightens. Capital markets activity remains subdued in response to ongoing dislocations in credit markets. Despite the highest inflation in 17 years, the Federal Reserve has not indicated any immediate plans to raise interest rates, given concerns about the economy and financial markets. It will likely remain on hold for the rest of the year.
         This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Effects of the Capital Markets Environment on Third Quarter Results
Financial markets remain unsettled with continuing apprehension with respect to capital markets and concerns about an economic downturn. In the current quarter, capital markets continued to be affected by volatility in credit spreads, impacting mark-to-market valuations. The economic downturn is raising concerns about financial institutions credit exposures on traditional products such as home equity lines of credit, auto loans and commercial loans.
         BMO’s results in the third quarter were affected by capital markets environment charges of $134 million ($96 million after tax), or $0.19 per share in respect of:
•	a charge of $88 million ($65 million after tax) including:
•	a charge of $58 million ($39 million after tax) for mark-to-market valuations on counterparty credit exposures on derivative contracts largely as a result of widening corporate counterparty credit spreads relative to BMO;

•	a charge of $55 million ($43 million after tax) for other than temporary impairments and valuation adjustments on preferred shares held in our trading portfolio;

•	a recovery of $25 million ($17 million after tax) for other trading and structured-credit related positions;
•	a $28 million ($19 million after tax) impairment charge for asset-backed commercial paper held that is subject to the Montreal Accord;

•	a net charge of $15 million ($10 million after tax) related to Apex; and

•	a $3 million ($2 million after tax) charge for our capital notes investment in SIVs.
The capital markets environment charges of $134 million above were all reflected in non-interest revenue with $61 million in securities gains/losses other than trading, $76 million in trading non-interest revenue and a recovery of $3 million in other revenue.
The effects of significant and notable items affecting comparative period results are discussed at the end of this MD&A.
Given the uncertainty in the capital markets environment, our investments in ABCP, SIVs, structured finance vehicles and mark-to-market investments could experience further valuation gains and losses due to changes in market value.
         This Effects of the Capital Markets Environment on Third Quarter Results section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2008 • 5

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q3-2008	Q2-2008	Q3-2007	YTD-2008	YTD-2007

Non-interest expense (a)	1,782	1,680	1,659	5,076	4,811
Restructuring charge (b)	–	–	–	–	135

Total non-interest expense (c)	1,782	1,680	1,659	5,076	4,946
Amortization of intangible assets	(11)	(10)	(11)	(31)	(35)

Cash-based non-interest expense (d) (note 1)	1,771	1,670	1,648	5,045	4,911

Net income (e)	521	642	660	1,418	1,679
Amortization of intangible assets, net of income taxes	9	8	10	25	29

Cash net income (f) (note 1)	530	650	670	1,443	1,708
Preferred share dividends	(19)	(14)	(9)	(48)	(31)
Charge for capital (note 1)	(389)	(370)	(381)	(1,134)	(1,145)

Net economic profit (note 1)	122	266	280	261	532

Restructuring charge (b)	–	–	–	–	135
Related income taxes (g)	–	–	–	–	47

Net impact of restructuring (h)	–	–	–	–	88

Commodities losses (i) (note 2)	–	–	149	–	829
Performance – based compensation (j)	–	–	–	–	(120)
Related income taxes (k)	–	–	52	–	285

Net impact of commodities losses (l)	–	–	97	–	424

Charges related to deterioration in capital markets environment (m)	–	–	–	488	–
Related income taxes (o)	–	–	–	164	–

Net impact of charges related to capital markets environment (p)	–	–	–	324	–

Increase in general allowance	50	–	–	110	–
Related income taxes (q)	20	–	–	42	–

Net impact of increase in general allowance (r)	30	–	–	68	–

Net impact of significant items (h+l+p+r) (1)	30	–	97	392	512

Revenue (s)	2,746	2,620	2,555	7,392	7,149
Non-interest expense (c)	1,782	1,680	1,659	5,076	4,946
Cash-based non-interest expense (d)	1,771	1,670	1,648	5,045	4,911
Income tax (t)	(59)	128	127	(22)	266
Productivity ratio (%) ((c/s) x 100)	64.9	64.1	64.9	68.7	69.2
Cash productivity ratio (%) ((d/s) x 100) (note 1)	64.5	63.8	64.5	68.2	68.7
Revenue growth (%) (u)	7.5	3.6	(0.6)	3.4	(5.0)
Non-interest expense growth (%) (v)	7.4	4.1	3.6	2.6	4.3
Cash-based non-interest expense growth (%) (w) (note 1)	7.5	4.3	3.6	2.7	4.3
Operating leverage (%) (u-v)	0.1	(0.5)	(4.2)	0.8	(9.3)
Cash operating leverage (%) (u-w) (note 1)	–	(0.7)	(4.2)	0.7	(9.3)
EPS (uses net income) ($)	0.98	1.25	1.28	2.70	3.24
Cash EPS (note 1) (uses cash net income) ($)	1.00	1.26	1.30	2.75	3.29
Effective tax rate (%) (t/(e+t+Min. Int of approx. $19MM per quarter))	(12.2)	16.3	15.7	(1.5)	13.3

Measures on a basis that excludes the impact of significant items (note 1)
Revenue (s+i+m) (2)	2,746	2,620	2,704	7,880	7,978
Non-interest expense (c-b-j) (3)	1,782	1,680	1,659	5,076	4,931
Cash-based expense (d-b-j) (4)	1,771	1,670	1,648	5,045	4,896
Income tax (t+g+k+o+q) (5)	(39)	128	179	184	598
Net income (e+1) (6)	551	642	757	1,810	2,191
Cash net income (f+1)	560	650	767	1,835	2,220
Productivity ratio (%) ((3/2) x 100)	64.9	64.1	61.4	64.4	61.8
Cash productivity ratio (%) ((4/2) x 100)	64.5	63.8	60.9	64.0	61.4
Revenue growth (%) (x)	1.6	(2.9)	5.2	(1.2)	6.0
Non-interest expense growth (%) (y)	7.4	2.0	3.6	2.9	4.0
Cash-based expense growth (%) (z)	7.5	2.2	3.6	3.0	4.0
Operating leverage (%) (x-y)	(5.8)	(4.9)	1.6	(4.1)	2.0
Cash Operating leverage (%) (x-z)	(5.9)	(5.1)	1.6	(4.2)	2.0
EPS (uses net income excluding significant items)	1.04	1.25	1.47	3.48	4.24
Cash EPS (uses cash net income excluding significant items)	1.06	1.26	1.49	3.53	4.29
ROE (%) (uses net income excluding significant items)	14.3	17.9	20.6	16.3	19.8
Effective tax rate (%) (5/(6+5+Min. Int of approx. $19MM per quarter))	(7.3)	16.3	18.7	9.0	21.0

Note 1:	These are non-GAAP amounts or non-GAAP measures.
Note 2:	Commodities losses were $15 million ($10 million after tax) in Q3 2008 and $45 million ($30 million after tax) for the year to date. Commodities losses were not considered a significant item in 2008.

6 • BMO Financial Group Third Quarter Report 2008

Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The following table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          Management discloses amounts on a basis that adjusts for certain significant items. Amounts and measures stated on a basis that excludes the significant items are considered useful as they would be expected to be more reflective of ongoing operating results. These significant items included: charges related to certain trading activities and valuation adjustments in the first quarter of 2008; losses in our commodities business in 2007 (including associated performance-based compensation); restructuring charges recorded in 2007; and changes in the general allowance for credit losses. Amounts are summarized in the accompanying table and further detail is provided in the Significant and Notable Items section. Since such charges tend to be irregular, adjusting for them is helpful in assessing quarterly trends in results.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups, and ratios of the groups computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. The offset to the group teb adjustments is reflected in Corporate Services. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios of our operating groups are stated on a taxable equivalent basis, unless indicated otherwise.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S. dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were lowered relative to the third quarter of 2007 by the weakening of the U.S. dollar in the past year. The average Canadian/U.S. dollar exchange rate in the third quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 5% from a year ago but rose 1% from the second quarter of 2008. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q3-2008		YTD-2008 vs
(Canadian $ in millions, except as noted)	vs. Q3-2007	vs. Q2-2008	YTD-2007

Canadian/U.S. dollar exchange rate (average)
Current period	1.0122	1.0122	1.0057
Prior period	1.0673	1.0065	1.1243
Increased (Decreased) revenue	(23)	2	(118)
Decreased (Increased) expense	23	(2)	138
Decreased (Increased) provision for credit losses	24	(3)	58
Decreased (Increased) income taxes	(18)	2	(12)

Increased (Decreased) net income	6	(1)	66

At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year over year or quarter over quarter fluctuations in exchange rates. The U.S. dollar strengthened in the first and second quarters. It also strengthened but more modestly over the course of the current quarter, as the exchange rate increased from Cdn$1.0072 per U.S. dollar at April 30, 2008 to an average of Cdn$1.0122. Hedging transactions resulted in an after-tax gain of $1 million in the quarter and an after-tax loss of $7 million for the year to date. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar-denominated net income for the next three months.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was $122 million (see the Non-GAAP Measures section), compared with $280 million in the third quarter of 2007 and $266 million in the second quarter.
          The total shareholder return (TSR) on an investment in BMO common shares was -2.9% in the third quarter and -24.4% for the twelve months ended July 31, 2008. BMO’s average annual TSR for the five-year period ended July 31, 2008 was 5.1%.

BMO Financial Group Third Quarter Report 2008 • 7

Net Income
Q3 2008 vs Q3 2007
Net income was $521 million for the third quarter of 2008, down $139 million or 21% from a year ago. Earnings per share were $0.98, compared with $1.28. Results for the quarter include $96 million after tax ($0.19 per share) in respect of the capital markets environment charges as set out in the Effects of the Capital Markets Environment on Third Quarter Results section. Results a year ago included $149 million of commodities losses in BMO Capital Markets ($97 million after tax and $0.19 per share).
          Provisions for credit losses were up $393 million from a year ago. Provisions for credit losses totalled $484 million including a $50 million increase in the general allowance. Specific provisions of $434 million were elevated due to the inclusion of $247 million for two corporate accounts related to the U.S. housing market that were identified as impaired in the first half of the current year. The size of the provisions for these two exposures reflects the continued weakness in the U.S. residential real estate market and the specific nature of the underlying loans. BMO funded these two accounts out of its U.S. securitization conduit earlier this year. The remaining increase reflects the weaker economic environment.
          P&C Canada net income decreased $13 million or 3.2% from a year ago. Results a year ago included a $14 million recovery of prior period income taxes. Adjusted for this item, net income increased by $1 million or 0.8%. Volume growth continued to be strong across most products in the face of a slowing economy, while margins declined due to higher funding costs and competitive pricing pressures. As anticipated, expenses rose due to higher capital taxes and the timing of strategic spending.
          P&C U.S. net income increased US$4 million or 12%. There were improved volumes, spreads and fees.
          Private Client Group net income increased $8 million or 8.4%, to record levels. The increase was primarily due to higher revenues in the brokerage businesses and North American Private Banking. Expenses increased, primarily due to higher revenue-based costs and expansion of the sales force.
          BMO Capital Markets net income increased $65 million or 34%. The capital markets environment remains challenging, but our interest-rate-sensitive businesses continue to perform well and trading revenue was up significantly as prior year results included large commodities losses. Merger and acquisition fees and equity underwriting fees were down from the strong levels of a year ago. Results in the quarter were affected by charges of $96 million after-tax related to the capital markets environment and $19 million after tax for severance, but benefited from the group’s $82 million share of a recovery of prior period income taxes.
          Corporate Services results were $202 million lower than in the prior year due primarily to higher specific provisions for credit losses and an increase in the general allowance. BMO charges the operating groups with expected credit losses and charges/credits the balance of actual provisions for credit losses to Corporate Services.
Q3 2008 vs Q2 2008
Net income decreased $121 million or 19%. The reduction was attributable to the valuation adjustments and increased provisions for credit losses. In addition, results in the second quarter reflected the beneficial impact from valuation adjustments of $42 million ($28 million after tax) in BMO Capital Markets. See the Significant and Notable Items section for more details.
          In P&C Canada, net income increased $12 million or 3.4%. There was strong revenue growth, attributable to the impact of two more calendar days in the current quarter, volume growth across most products, improved net interest margin, higher cards revenue and higher Moneris revenues. Non-interest expense rose due to increased strategic initiative spending, higher capital taxes and increased advertising.
          P&C U.S. net income fell US$2 million or 5.2%. Results in the preceding quarter included a US$13 million after-tax gain net of a litigation reserve on the Visa Inc. initial public offering and higher than normal expenses and reduced revenues. In the current quarter, there were improvements in core volumes, spreads & fees. Net interest margin was also higher, with early signs of spread stabilization in both the consumer and commercial segments, in both loans and deposits.
          Private Client Group net income increased $1 million or 1.0% from the second quarter. Revenue rose strongly, primarily driven by higher revenue in the brokerage and mutual fund businesses. Expenses also increased appreciably, primarily as a result of higher revenue-based costs.
          BMO Capital Markets net income increased $77 million or 42%. Conditions in the current quarter were challenging but there was strength in our trading and interest-rate-sensitive businesses and improvements in equity and debt underwriting fees. There were increased investment securities losses and lower merger and acquisition activity. As discussed above, results in the quarter were affected by charges related to the current capital markets environment and severance costs, but benefited from the recovery of prior period income taxes. Results in the second quarter included a net benefit from the credit markets environment.
          Corporate Services results deteriorated $209 million primarily due to increased provisions for credit losses.
Q3 YTD 2008 vs Q3 YTD 2007
Net income decreased $261 million or 16% to $1,418 million. Net income for the current period was lowered by $392 million after-tax of charges related to the capital markets environment and a $68 million after-tax increase in the general allowance for credit losses. Current period earnings were increased by the $95 million benefit recognized on the recovery of prior period income taxes. Net income in the comparable period of 2007 was lowered by significant items totalling $512 million in respect of commodities losses ($424 million) and a restructuring charge ($88 million). Specific provisions for credit losses were up $553 million from a year ago due to the credit environment and weakness in U.S. housing markets.
          P&C Canada net income decreased $4 million or 0.3%, but increased $42 million or 4.6% adjusted for the benefit in 2007 of insurance and investment gains and a recovery of prior years’ income taxes. There was good volume growth across most products. Net interest margin decreased 2 basis points from last year. Expenses were higher due to increased initiatives spending,

8 • BMO Financial Group Third Quarter Report 2008

including expansion and renovation of the branch network and increasing our mortgage specialist and financial planner workforce, as well as higher capital tax expense.
          P&C U.S. net income rose US$10 million or 12%. The increase was attributable to the Visa transaction and acquisitions, volume growth and increases in fee and other non-interest revenue, partially offset by the more difficult credit environment, continued targeted business investment and expansion, and lower net interest margins.
          Private Client Group net income increased $25 million or 8.9%. Revenue increased in softer market conditions by $29 million or 1.9%, and $60 million or 3.9% excluding the impact of the weaker U.S. dollar and the prior year’s $7 million gain on sale of Montreal Stock Exchange common shares. The growth was attributable to higher deposits in the brokerage businesses and higher trust and investment revenue in private banking.
          BMO Capital Markets net income increased $36 million or 9.6%. Capital markets conditions are much more challenging for many of our businesses in 2008 than in 2007 but interest-rate-sensitive businesses continue to perform well. Results for the current year to date were affected by the charges of $392 million after tax related to deterioration in capital markets but benefited from the $82 million recovery of prior period income taxes. Results in the comparable period of 2007 were affected by charges related to commodities losses of $424 million, net of compensation adjustments and taxes.
          Corporate Services net income decreased $319 million, primarily due to higher provisions for credit losses including increases in the general allowance for credit losses. Results in 2007 included a $135 million ($88 million after tax) restructuring charge.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues.
          Total revenue for the third quarter of 2008 increased $191 million or 7.5% from a year ago. Revenues in the current quarter were affected by the charges related to the capital markets environment while revenues of a year ago were affected by the commodities losses. Revenue increased $126 million from the second quarter, due to volume growth in P&C Canada, and higher revenues in the private banking businesses in Private Client Group and from trading revenues and interest-rate-sensitive businesses in BMO Capital Markets.
          The weaker U.S. dollar lowered revenue growth by $23 million or 0.9 percentage points year over year. The impact of changes in the Canadian/U.S. dollar exchange rate from the second quarter was insignificant. Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income increased $39 million or 3.0% from a year ago. There was growth in each of the operating groups and a reduction in Corporate Services. Average earning assets increased $14 billion with growth in each of the operating groups. P&C Canada earning assets increased by $6 billion with growth in all lines of business except mortgages, which decreased due to our exit from broker channels and the impact of securitizations. BMO Capital Markets earning assets increased $4 billion due primarily to growth in corporate loans.
          Relative to the second quarter, net interest income rose $112 million with growth in each of the operating groups. BMO’s average earning assets fell $2 billion due to a reduction in BMO Capital Markets’ trading assets.
          Year to date, net interest income increased $27 million. There was growth in P&C Canada, Private Client Group, BMO Capital Markets and P&C U.S. on a U.S. dollar basis, but a decline in Corporate Services. Average earning assets increased $28 billion. P&C Canada earning assets increased $6 billion with growth in all lines except mortgages, due to our exit from broker channels and the impact of securitizations. BMO Capital Markets earning assets increased $20 billion due to growth in corporate loans and money market assets. Corporate Services net interest income declined due to higher net funding costs and a large number of small items that negatively impacted the first quarter.
          BMO’s overall net interest margin on earning assets for the third quarter of 2008 was 1.59%, or 2 basis points lower than in the third quarter of the prior year and 11 basis points higher than in the second quarter. The two main drivers of a change in total bank margin are the individual group margins and the changes in the magnitude of each operating group’s assets. The year-over-year decrease of 2 basis points was mainly due to growth in lower-spread assets in BMO Capital Markets, reduced net interest income in Corporate Services and lower spreads in the operating groups except BMO Capital Markets. As in the first and second quarters, both P&C U.S. and Private Client Group had significant margin declines but they are relatively smaller groups and their effect on the total change in BMO’s overall margin was minimal.
          Relative to a year ago, net interest margin was lower by 5 basis points in P&C Canada due to lower mortgage refinancing fees, higher funding costs and competitive pricing pressures, partially offset by improving product mix. P&C Canada net interest margin improved 2 basis points relative to the second quarter, due to more favourable product mix and higher mortgage refinancing fees, partially offset by higher funding costs. In P&C U.S., net interest margin declined by 26 basis points from a year ago, of which 22 basis points relates to a portfolio transfer in the first quarter. Net interest margin was affected by weaker credit markets and continued competitive pressures but improved 18 basis points from the second quarter with early signs of spread stabilization in loans and deposits. BMO Capital Markets margin improved from a year ago and the second quarter due to better spreads in trading and corporate lending. Relative to a year ago, Corporate Services net interest income declined $45 million in part due to higher net funding costs. The decline lowered BMO’s overall margin.
          Year to date, BMO’s overall net interest margin fell 13 basis points. The decline was due to growth in BMO Capital Markets asset levels, lower margin in each operating group and reduced net interest income in Corporate Services.

BMO Financial Group Third Quarter Report 2008 • 9

Net Interest Margin (teb)*

		Increase	Increase		Increase
		(Decrease) vs.	(Decrease) vs.		(Decrease) vs.
(In basis points)	Q3-2008	Q3-2007	Q2-2008	YTD-2008	YTD-2007

P&C Canada	268	(5)	2	266	(2)
P&C U.S.	311	(26)	18	301	(37)

Personal and Commercial Client Group	275	(8)	4	272	(7)
Private Client Group	887	(70)	(33)	891	(94)
BMO Capital Markets	67	6	12	62	(1)
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm	nm	nm

Total BMO	159	(2)	11	150	(13)

Total Canadian Retail**	303	(5)	1	300	(4)

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
nm-	not meaningful

Non-Interest Revenue
Non-interest revenue increased $152 million or 12% from a year ago. There was significant growth in all of the client groups and Corporate Services. Trading revenues were higher primarily due to last year’s commodities losses and higher interest rate and foreign exchange trading revenues. Investment banking fees and securities commission revenue declined in the difficult capital markets environment. Securitization revenues were higher due to gains totalling $41 million on the securitization of $1.7 billion of residential mortgages and $1 billion of credit card loans as well as a $33 million increase in gains on sales of loans to revolving vehicles.
          Relative to the second quarter, non-interest revenue increased $14 million, due to higher trading revenues and increases in lending fees. There were also increases in debt and equity underwriting fees, commission revenues and card services fees. Securities gains fell appreciably and there were lower merger and acquisition fees.
          Year to date, non-interest revenue increased $216 million or 6.2%. There was significant growth in trading revenues as commodities losses in 2007 exceeded the charges related to the deterioration in capital markets in 2008. There was also a significant increase in securitization revenues because of higher gains on sale and mutual fund fees increased. There were significant decreases in capital markets related fees such as securities commissions and fees, equity underwriting fees and merger and acquisition fees. Investments securities gains were also down appreciably together with other income.
Non-Interest Expense
Non-interest expense increased $123 million or 7.4% from a year ago to $1,782 million. The increase was due to investments in the businesses including sales force expansion and acquisitions, a charge for severance in BMO Capital Markets and higher capital tax expense, partially offset by lower performance-based compensation, primarily in BMO Capital Markets. The weaker U.S. dollar lowered expense growth by $23 million or 1.4 percentage points year over year.
          Cash operating leverage was 0% in the current quarter.
          Non-interest expense increased $102 million or 6.0% from the second quarter. The increase was due to higher performance-based compensation aligned with higher revenues, investments in the business including acquisitions, a charge for severance in BMO Capital Markets and higher capital tax expense. In the second quarter, expenses included a Visa Inc. litigation reserve and higher than normal benefit costs. The impact of changes in the Canadian/U.S. dollar exchange rate from the second quarter was insignificant.
          Year to date, non-interest expense increased $130 million or 2.6% to $5,076 million. There were investments in the businesses including acquisitions, new branches and new customer-facing roles as well as a charge in BMO Capital Markets for severance, while benefit costs decreased. The weaker U.S. dollar lowered expense growth by $138 million or 2.9 percentage points year over year. Expenses in the prior year included a $135 million restructuring charge net of a $120 million reduction in performance-based compensation.
          Cash operating leverage was 0.7% year to date.

10 • BMO Financial Group Third Quarter Report 2008

Risk Management
Market conditions continued to be volatile through the third quarter, due to concerns related to the U.S. real estate market, structured-finance related activities and liquidity in the marketplace. These concerns, along with continuing high energy prices, a strong Canadian dollar through much of the third quarter as well as the softening in the U.S. economy have contributed to a continued weaker credit environment.
          Specific provisions for credit losses were unusually elevated and totalled $434 million in the quarter. Included in the provisions for credit losses in the current quarter were charges of $27 million for a customer in the oil & gas sector, as well as $247 million for two corporate accounts related to the U.S. housing market that were identified as impaired earlier in the year. The size of the latter provisions reflects the continued weakness in the U.S. residential real estate market and the specific nature of the underlying loans. One of the accounts provided funding to a company that was in the business of buying distressed mortgages and the other was in the residential real estate development business.
          There were $91 million of specific provisions in the third quarter of 2007 and $151 million of specific provisions in the second quarter of 2008. There was a $50 million increase in the general allowance for credit losses in the current quarter, with no corresponding change in the comparative periods. The increase in the general allowance reflects the weaker outlook for the economy.
          The provision for credit losses year to date totalled $865 million, comprised of $755 million of specific provisions and a $110 million increase in the general allowance. In the comparable period of 2007, there were $202 million of specific provisions and no changes in the general allowance.
          Specific provisions on an annualized basis for the year to date represented 46 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, compared with 13 basis points a year ago, 30 basis points for the second quarter year to date and a 15 basis point average over the past five fiscal years.
          New impaired loan formations totalled $438 million in the quarter, down from $554 million in the second quarter but up from $106 million a year ago. The manufacturing, U.S. commercial real estate and oil & gas sectors accounted for the majority of third quarter formations. In the second quarter, $234 million of formations was attributable to the U.S. commercial real estate sector and $100 million to the manufacturing sector. Second quarter formations in the U.S. commercial real estate sector included $150 million related to a single enterprise.
          There were $5 million of impaired loan sales in the third quarter with related reversals and recoveries of $2 million, compared with no impaired loan sales in the prior quarter or a year ago.
          Gross impaired loans and acceptances were down slightly from the second quarter but up from the first quarter due to the formations discussed above. Reflective of our position in the credit cycle, gross impaired loans are expected to remain higher than the historically low levels of 2007.
          The total allowance for credit losses increased by $158 million in the quarter to $1,494 million, and was comprised of a specific allowance of
$427 million and a general allowance of $1,067 million. The allowance for credit losses was $1,494 million relative to gross impaired loans of $1,798 million at the end of the third quarter, compared with $1,336 million and $1,820 million, respectively, at the end of the second quarter. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and increased $169 million from the end of the previous fiscal year. Of this, $110 million is due to increases in the allowance recorded in the first and third quarters of 2008, with the remainder attributable to the acquisition of the Wisconsin-area banks and the impact of the change in the Canadian/U.S. dollar exchange rate.
          BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 77.8% of the loan portfolio at the end of the quarter, down from 80.9% a year ago and 78.7% at the end of the second quarter.
          We expect the credit environment to continue to be challenging over the balance of 2008 as the U.S. real estate and manufacturing sectors remain weak.
          We indicated at the end of the second quarter that the average quarterly specific provisions over the balance of the year would be higher than in the first and second quarters, given the continued deterioration in the credit environment including the U.S. real estate sector. As indicated earlier, provisions for credit losses in the third quarter were unusually elevated relative to prior quarters due to large provisions taken on two accounts. We anticipate that specific provisions in the fourth quarter will be lower than those in the third quarter.
          BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 68 to 71 of BMO’s 2007 Annual Report. Trading and Underwriting Market Value Exposure (MVE) and Earnings Volatility (EV) increased quarter over quarter, primarily as a result of higher observed market volatilities for credit spreads and interest rates. To align with the regulatory definition of risk classifications, effective the beginning of fiscal 2008, general credit spread risk and interest rate risk have been combined and are now reported in the ‘Interest Rate Risk (Mark-to-Market)’ line in the Total Trading and Underwriting MVE Summary. This change does not impact the Total MVE result but only the way in which the results are reported. MVE data for October 31, 2007 has been restated to reflect this change. There were no significant changes to our market risk management practices in the third quarter.
          There were no significant changes to the levels of structural market risk and liquidity and funding risk in the quarter. There were also no significant changes in our structural market risk management practices during the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound position despite market developments. BMO’s cash and securities-to-total assets ratio was 29.6% at the end of the quarter, unchanged from the end of the second quarter and down from 33.1% at the end of 2007.
          This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2008 • 11

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)				Q3-2008	Q2-2008	Q3-2007	YTD-2008	YTD-2007

New specific provisions				475	201	129	881	308
Reversals of previously established allowances				(7)	(15)	(14)	(35)	(39)
Recoveries of loans previously written-off				(34)	(35)	(24)	(91)	(67)

Specific provision for credit losses				434	151	91	755	202
Increase in the general allowance				50	–	–	110	–

Provision for credit losses				484	151	91	865	202

Specific PCL as a % of average net loans and acceptances (annualized)				0.80%	0.28%	0.18%	0.46%	0.13%
PCL as a % of average net loans and acceptances (annualized)				0.89%	0.28%	0.18%	0.53%	0.13%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period				1,820	1,347	688	720	666
Additions to impaired loans & acceptances				438	554	106	1,700	350
Reductions in impaired loans & acceptances (1)				(91)	31	(60)	(39)	(124)
Write-offs				(369)	(112)	(116)	(583)	(274)

GIL, End of Period				1,798	1,820	618	1,798	618

GIL as a % of gross loans & acceptances				0.86%	0.88%	0.30%	0.86%	0.30%
GIL as a % of equity and allowances for credit losses				9.09%	9.54%	3.49%	9.09%	3.49%

(1)  Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q3-08 $106MM; Q2-08 $98MM; and Q3-07 $76MM).

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)			Market value exposure (MVE)			12-month earnings volatility
			July 31 2008	Apr. 30 2008	Oct. 31 2007	July 31 2008	Apr. 30 2008	Oct. 31 2007

Trading and Underwriting			(24.0)	(18.3)	(18.2)	(21.5)	(16.1)	(12.6)
Structural			(256.8)	(231.1)	(231.6)	(21.7)	(24.3)	(24.2)

BMO Financial Group			(280.8)	(249.4)	(249.8)	(43.2)	(40.4)	(36.8)

* Measured at a 99% confidence interval. Losses are in brackets.

Total Trading and Underwriting MVE Summary ($ millions)*

	For the quarter ended July 31, 2008				As at April 30, 2008		As at October 31, 2007
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low		Quarter-end		Quarter-end

Commodities Risk	(1.2)	(3.0)	(6.8)	(1.1)		(2.7)		(2.7)
Equity Risk	(9.3)	(9.6)	(14.8)	(6.4)		(12.7)		(9.5)
Foreign Exchange Risk	(1.9)	(1.5)	(3.5)	(0.3)		(1.3)		(0.9)
Interest Rate Risk (Mark-to-Market)	(22.7)	(18.0)	(27.0)	(10.9)		(12.3)		(10.0)
Diversification	8.3	8.8	nm(1)	nm(1)		8.3		9.1

Comprehensive Risk	(26.8)	(23.3)	(32.1)	(17.3)		(20.7)		(14.0)
Interest Rate Risk (accrual)	(6.3)	(6.0)	(8.4)	(4.2)		(4.6)		(9.1)
Issuer Risk	(3.9)	(3.7)	(5.0)	(2.7)		(2.8)		(4.9)

Total MVE	(37.0)	(33.0)	(43.3)	(25.4)		(28.1)		(28.0)

nm- not meaningful
* One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(1) Computation of a diversification effect for the high and low is not considered meaningful.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)			Economic value sensitivity			Earnings sensitivity over the next 12 months
			July 31 2008	Apr. 30 2008	Oct. 31 2007	July 31 2008	Apr. 30 2008	Oct. 31 2007

100 basis point increase			(212.7)	(187.9)	(201.1)	2.5	(20.2)	6.6
100 basis point decrease			152.8	141.5	138.6	(4.2)	27.5	(15.4)

200 basis point increase			(476.9)	(439.4)	(438.1)	(8.3)	(47.0)	0.4
200 basis point decrease			280.0	280.9	234.0	(111.4)	(14.3)	(17.0)

* Losses are in brackets and benefits are presented as positive numbers.
12 • BMO Financial Group Third Quarter Report 2008

Income Taxes
As explained in the Revenue section, in fiscal 2008, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We continue to assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and to report accordingly.
          The provision for income taxes declined $186 million from the third quarter a year ago and $187 million from the second quarter, to a recovery of $59 million. The effective tax rate for the quarter was a recovery rate of 12.2%, compared with a tax expense rate of 15.7% in the third quarter a year ago and 16.3% in the second quarter of 2008. The effective tax rate year to date was a recovery rate of 1.5%, compared with a tax expense rate of 13.3% for the same period last year.
          The decreases in the effective rate from the second quarter of 2008 and third quarter a year ago were mainly attributable to $95 million of recoveries of prior period income taxes and a higher proportion of income from lower-tax-rate jurisdictions.
          Excluding the impact of capital markets environment charges, the change in the general allowance and tax recoveries, the effective rate for the year-to-date period in 2008 was 14.5%, compared with 21.0% a year ago on a basis that excludes commodities losses and the restructuring charge. The reduction in the 2008 rate was due to the reasons noted above as well as a reduction in the statutory tax rate. While rates will vary from quarter to quarter due to one-time adjustments and significant items, our current estimate is that the sustainable effective tax rate will be in the range of 17% to 21%.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax recoveries in shareholders’ equity of $57 million for the quarter and $253 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the attached unaudited consolidated financial statements for further details.

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Total revenue	2,746	2,620	2,026	2,200	2,555	2,528	2,066	2,461
Provision for credit losses – specific	434	151	170	101	91	59	52	51
Provision for credit losses – general	50	–	60	50	–	–	–	(35)
Non-interest expense	1,782	1,680	1,614	1,631	1,659	1,614	1,538	1,613
Restructuring charge	–	–	–	24	–	–	135	–

Total non-interest expense	1,782	1,680	1,614	1,655	1,659	1,614	1,673	1,613
Income taxes (recovery) (teb)	(59)	128	(91)	(77)	127	165	(26)	117
Net income	521	642	255	452	660	671	348	696

Basic earnings per share ($)	1.00	1.25	0.48	0.89	1.30	1.31	0.68	1.37
Diluted earnings per share ( $)	0.98	1.25	0.47	0.87	1.28	1.29	0.67	1.35
Net interest margin on earning assets (%)	1.59	1.48	1.45	1.47	1.61	1.65	1.64	1.78
Effective income tax rate (%)	(12.2)	16.3	(50.3)	(19.3)	15.7	19.4	(7.8)	14.1
Canadian/U.S. dollar exchange rate (average)	1.01	1.01	1.00	1.00	1.07	1.14	1.16	1.12

Net income:
P&C Canada	343	331	302	287	356	327	297	277
P&C U.S.	28	30	26	33	25	29	29	24

Personal and Commercial Banking	371	361	328	320	381	356	326	301
Private Client Group	110	109	98	103	102	99	91	80
BMO Capital Markets	259	182	(34)	46	194	197	(20)	185
Corporate Services, including T&O	(219)	(10)	(137)	(17)	(17)	19	(49)	130

BMO Financial Group	521	642	255	452	660	671	348	696

BMO’s quarterly earning trends were reviewed in detail on pages 75 and 76 of the 2007 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the fourth quarter of fiscal 2006 through the third quarter of fiscal 2008.
          Significant items have affected revenues in BMO Capital Markets. There were commodities losses of $509 million, $171 million and $149 million in the first through third quarters of 2007 with smaller losses of $24 million in the fourth quarter of 2007. Losses remained modest in the first through third quarters of 2008, as the size and risk of the portfolio were reduced. Associated performance-based compensation was lowered appreciably in the first and second quarters of 2007. In addition,

BMO Financial Group Third Quarter Report 2008 • 13

the fourth quarter of 2007, and the first and third quarters of 2008 reflected charges for certain trading activities and valuation adjustments of $318 million, $488 million and $134 million, respectively. The second quarter of 2008 reflected the beneficial revenue impact from valuation adjustments of $42 million. BMO Capital Markets other businesses that were not affected by significant items performed very strongly over the course of 2007 but market conditions have been softer in 2008.
          Personal and Commercial Banking has continued to benefit from strong volume growth over 2007 and into 2008, with stable margins in Canada. P&C U.S. margin had been pressured in 2006 and early 2007 but stabilized in the latter part of 2007. In the first quarter of 2008, P&C U.S. margins declined due to the competitive environment but stabilized in the third quarter of 2008.
          Private Client Group results have demonstrated fairly consistent growth as capital markets were quite strong over the course of 2006 and 2007, with revenue growth slowing in late 2007 and in 2008.
          Corporate Services results are impacted by increased provisions for credit losses because BMO allocates provisions to the operating groups on an expected loss basis.
          Non-interest expense has increased in the two most recent quarters. The increase was attributable to higher performance-based compensation, as revenues have increased, and to investment in our businesses related to acquisitions, sales force expansion and initiative spending, as well as higher professional fees.
          Provisions for credit losses started trending higher in 2008 as economic conditions softened from the particularly favourable credit environment of recent years. The specific provisions were unusually elevated in the third quarter of 2008 because of $247 million of provisions taken on two corporate accounts related to the U.S. housing market. The decline in BMO’s net interest margin over the last two years has been largely due to asset growth in BMO Capital Markets, which has lower net interest margin than other groups. The favourable effective tax rates are in part due to losses being incurred in high-tax-rate jurisdictions and higher income earned in low-rate jurisdictions. There were recoveries of prior period income taxes in the third quarter of 2008. The U.S. dollar has weakened over the course of the past two years but was more stable in 2008, trading at close to parity with the Canadian dollar through the end of the third quarter. A weaker (stronger) U.S. dollar lowers (raises) the translated values of BMO’s U.S. dollar-denominated revenues and expenses.
Balance Sheet
Total assets of $375.0 billion increased $8.5 billion from $366.5 billion at October 31, 2007. Asset levels at the end of the quarter were raised $12.1 billion relative to last year end by the impact of the stronger U.S. dollar on the translated value of U.S. dollar-denominated assets. The $8.5 billion increase on a Canadian dollar basis primarily reflects growth in derivative assets of $10.6 billion, net loans and acceptances of $7.1 billion and other assets of $1.1 billion, partially offset by a decrease in securities of $9.4 billion and cash resources of $0.8 billion.
          The net loans and acceptances increase of $7.1 billion was due to growth in consumer instalment and other personal loans of $7.1 billion and loans to businesses and governments and related acceptances of $2.0 billion. There were decreases in credit cards of $1.0 billion due to $1.6 billion of securitizations and in residential mortgages of $0.7 billion due to $4.3 billion of securitizations. The allowance for credit losses increased by $0.4 billion due to credit market conditions. The Wisconsin-based acquisitions contributed $1.5 billion to the overall increase in loans. Included in the net loans to businesses and governments were higher loans of $9.3 billion, which were partially offset by reductions in securities borrowed or purchased under resale agreements of $4.7 billion and acceptances of $2.6 billion.
          The $10.6 billion increase in derivative assets was driven by a $9.9 billion increase in interest rate contracts, an $8.3 billion decrease in foreign exchange contracts and a total increase of $9.0 billion in credit, equity and commodity contracts. Derivative assets increased largely due to changes in interest rates, credit spreads and the underlying mark-to-market valuations on equity securities.
          The $9.4 billion decrease in securities was primarily attributable to lower trading securities held in BMO Capital Markets, partially offset by higher available-for-sale securities. Increases in Canadian and provincial government securities held were more than offset by a decrease in other corporate securities.
          Liabilities and shareholders’ equity of $375.0 billion increased $8.5 billion from $366.5 billion at October 31, 2007. Liabilities and shareholders’ equity at the end of the quarter were raised $12.1 billion relative to last year end by the impact of the stronger U.S. dollar on the translated value of U.S. dollar-denominated liabilities and equity. The $8.5 billion increase on a Canadian dollar basis reflects growth in deposits of $16.6 billion, derivative liabilities of $3.2 billion, shareholders equity of $1.7 billion and subordinated debt of $0.8 billion. There were decreases in securities sold but not yet purchased of $7.6 billion, securities lent or sold under repurchase agreements of $3.1 billion and acceptances of $2.6 billion.
          Deposits by businesses and governments, which account for 53% or $131.7 billion of total deposits, increased $10.0 billion and offset the decrease in secured funding, which includes securities sold but not yet purchased and securities lent or sold under repurchase agreements. Deposits from individuals, which account for 35% or $86.9 billion of total deposits, increased $10.7 billion and were used to fund growth in loans. Deposits by banks, which account for the remaining 12% or $30.0 billion of total deposits, decreased $4.1 billion due to lower funding requirements because of lower securities. The Wisconsin-based acquisitions contributed $1.6 billion to the growth in deposits.
          The net decrease in securities lent or sold under repurchase agreements and securities sold but not yet purchased corresponded to the decrease in trading securities balances.
          Contractual obligations by year of maturity were outlined in Table 24 on page 89 of BMO’s 2007 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

14 • BMO Financial Group Third Quarter Report 2008

Capital Management
Effective November 1, 2007, BMO began calculating its regulatory capital requirements under a new capital management framework. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years.
          BMO uses the Advanced Internal Ratings Based (AIRB) approach to measure credit risk in our portfolio and the Standardized Approach to measure operational risk. The Office of the Superintendent of Financial Institutions (OSFI), our regulator, has granted a waiver to apply the Standardized Approach to determine the credit risk-weighted assets of our subsidiary Harris Bankcorp, Inc. The methodology for determining risk-weighted assets for market risk did not change materially between Basel I and Basel II.
          Basel II is discussed further on pages 66 to 67 of BMO’s 2007 Annual Report.
          At July 31, 2008, BMO’s Tier 1 Capital Ratio was 9.90%, with risk-weighted assets (RWA) of $182.3 billion and Tier 1 Capital of $18.0 billion. The ratio increased 48 basis points from 9.42% in the second quarter due to growth in capital and lower RWA. Capital grew due to the issuance of $300 million of 5.20% Preferred Shares Series 16 on June 23, 2008 and growth in common shareholders’ equity. RWA decreased primarily due to lower credit and market risk. The ratio remains strong and is well above our minimum target of 8.0%.
          BMO’s Total Capital Ratio was 12.29% at July 31, 2008. The ratio increased 65 basis points from 11.64% in the second quarter due to higher capital and lower RWA noted above. Total capital grew due to the items noted above and a lower deduction for investments in unconsolidated subsidiaries.
          Basel II and Basel I are not comparable. Relative to 2007 and for comparison purposes only, the Basel I Tier 1 Capital Ratio was 9.45% and the Total Capital Ratio was 12.07% at July 31, 2008, compared with 9.51% and 11.74%, respectively, at the end of 2007.
          During the quarter, 1,010,806 shares were issued due to the exercise of stock options, share exchanges and the dividend reinvestment plan. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter or for the year to date.
          On August 26, 2008, we announced that we intend to file a notice of intention with the Toronto Stock Exchange to make a new normal course issuer bid, subject to regulatory approval and the approval of the Exchange, that provides that we may purchase up to 15 million common shares, being approximately 3% of the public float, between September 8, 2008 and September 7, 2009. Our share repurchase program is primarily used to offset, over time, the impact of dilution caused by issuing shares through the exercise of stock options, our dividend reinvestment plan and convertible shares.
          On August 26, 2008, we announced that BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter.
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q3 2008	Q2 2008

Common shareholders’ equity	15,120	14,866
Non-cumulative preferred shares	1,996	1,696
Innovative Tier 1 Capital Instruments	2,442	2,438
Non-controlling interest in subsidiaries	37	31
Goodwill and excess intangible assets	(1,449)	(1,398)

Net Tier 1 Capital	18,146	17,633
Securitization-related deductions	(86)	(81)
Expected loss in excess of allowance – AIRB approach	–	–
Other deductions	(13)	(1)

Adjusted Tier 1 Capital	18,047	17,551

Subordinated debt	4,065	4,060
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gain from available-for-sale equity securities	7	7
Eligible general allowance for credit losses	293	268

Total Tier 2 Capital	5,165	5,135
Securitization-related deductions	(10)	(12)
Expected loss in excess of allowance – AIRB approach	–	–
Investment in non-consolidated subsidiaries/substantial investments	(799)	(998)
Other deductions	(3)	(1)

Adjusted Tier 2 Capital	4,353	4,124

Total Capital	22,400	21,675

Risk-Weighted Assets (RWA)
(Canadian $ in millions)	Q3 2008	Q2 2008

Credit risk	146,535	151,840
Market risk	16,207	18,206
Operational risk	16,426	15,990

Total risk-weighted assets	179,168	186,036
Regulatory floor	3,090	216
Total Transitional Risk-Weighted Assets	182,258	186,252

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of August 20, 2008	Canadian dollar amount

Common shares	504,488,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Convertible into common shares:
Class B Preferred Shares
Series 6	$250,000,000
Series 10	$396,000,000
Stock options
– vested	15,134,000
– non-vested	5,693,000

Details on share capital are outlined in Notes 21 and 22 to the audited financial statements on pages 121 and 122 and the table on page 58 in the Annual MD&A included in the 2007 Annual Report.

BMO Financial Group Third Quarter Report 2008 • 15

Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares in the 2006 calendar year, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Credit Rating
BMO’s senior debt credit ratings remain unchanged with a stable outlook. All four ratings are indicative of high-grade, high-quality issues. They remain: DBRS (AA); Fitch (AA-); Moody’s (Aa1); and Standard & Poor’s (A+).
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors were discussed in Note 27 of the audited consolidated financial statements on page 132 of the 2007 Annual Report.
          Preferred rate loan agreements for executives, relating to transfers we initiate, are discussed in Note 27 of the audited consolidated financial statements on page 132 of the 2007 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant off-balance-sheet arrangements that we enter into are credit instruments and VIEs, which are described on pages 59 and 60 of the 2007 Annual Report and in Notes 5 & 6 to the attached unaudited consolidated financial statements. See both the Effects of the Capital Markets Environment on Third Quarter Results and the Financial Instruments in the More Difficult Credit Environment sections for changes to our off-balance-sheet arrangements during the three months ended July 31, 2008.
Accounting Policies and Critical
Accounting Estimates
The notes to BMO’s October 31, 2007 audited consolidated financial statements outline our significant accounting policies. There were no changes to our accounting policies in the first three quarters of 2008.
          Pages 61 to 63 of the 2007 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Accounting Changes
Financial Instruments Disclosure and Presentation
On November 1, 2007, we adopted new CICA Handbook requirements regarding the disclosure and presentation of financial instruments. The new requirements are intended to enhance financial statement users’ ability to evaluate the significance of financial instruments to an enterprise and the exposures inherent within these instruments, and to understand the entity’s ongoing management of such exposures. For new disclosures, refer to Notes 4 and 13 in the attached unaudited interim consolidated financial statements.
Capital Disclosures
On November 1, 2007, we adopted the CICA’s new handbook section establishing requirements to disclose both qualitative and quantitative information on capital management. This disclosure requirement is intended to enhance a reader’s evaluation of an entity’s objectives, policies and procedures related to ongoing capital management. For new disclosures, refer to Note 12 in the attached unaudited interim consolidated financial statements.

16 • BMO Financial Group Third Quarter Report 2008

Financial Instruments in the More Difficult Credit Environment
At the request of the G7 Ministers and Central Bank Governors, The Financial Stability Forum issued a report in April on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of financial instruments that markets now consider to be higher risk. Effective in the second quarter of 2008, we expanded our discussion of financial instruments in keeping with these developments.
Subprime First Mortgage Loans
In the United States, subprime loans are typically considered to be those with credit bureau scores of 620 or less. We do not originate subprime mortgages through a subprime mortgage program in the United States; however, we make loans available to individuals with credit scores of less than 620 as part of our lending requirements under the Community Reinvestment Act. We also occasionally lend to parties with credit scores of less than 620 when there are other strong qualification criteria. As such, we have authorized US$0.2 billion of first mortgage loans that had subprime characteristics at the date of authorization, of which US$0.2 billion was outstanding at July 31, 2008 (US$0.2 billion at April 30, 2008). Of this, $5 million or 2.11% was 90 days or more in arrears at the end of July ($3 million or 1.38% at April 30, 2008). This compares with a rate of 0.59% on BMO’s total U.S. first mortgage portfolio.
          In Canada, BMO does not have any subprime mortgage programs nor does it purchase subprime mortgage loans from third-party lenders. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of the adjudication process and consequently we do not categorize loans based upon credit scores alone. There is a nominal amount of subprime mortgage loans held in certain BMO-sponsored Canadian conduits that hold third-party assets, as described in the discussion of those conduits that follows.
          We also have US$208 million net exposure at July 31, 2008 (US$396 million at April 30, 2008) to a business that buys distressed mortgages (including subprime mortgages) at a discounted price. This exposure is one of the three accounts discussed in the BMO-Sponsored U.S. Conduit section that follows.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans on which borrower qualifications are subject to limited verification. The U.S. portfolio had two loan programs that met this definition – our Easy Doc and No Doc programs. Loans under the No Doc program, which comprise most of the exposure in this class, required minimum credit bureau scores of 660 and maximum loan-to-values ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of the portfolios is strong and the loans have performed well. Our direct Alt-A loans totalled US$1.6 billion at July 31, 2008 (US$1.7 billion at April 30, 2008). Of this, $6 million or 0.35% was 90 days or more in arrears ($5 million or 0.29% as of April 30, 2008). This compares with a rate of 0.59% on BMO’s total U.S. first mortgage portfolio. We discontinued offering the Easy Doc and No Doc programs in the third quarter.
          Subprime and Alt-A loans are generally considered to be higher risk than traditional prime loans. We also consider loans with credit scores between 620 and 660 and a loan-to-value ratio above 80% (without private mortgage insurance) to be a higher risk component of our portfolio. This component of the portfolio was negligible.
          In Canada, we do not have a mortgage program that we consider Alt-A. As part of our credit adjudication process, we may choose not to verify income or employment for existing bank customers when there are other strong characteristics that support the credit worthiness of the loan. We also have a Newcomers to Canada/non-resident mortgage program that allows for limited income verification but has other strong qualification criteria. At July 31, 2008, there was approximately $2.9 billion ($2.7 billion at April 30, 2008) outstanding under this program. Of this, only $10 million or 0.34% was 90 days or more in arrears ($9 million or 0.34% at April 30, 2008), reflecting the strong credit quality of these loans.
Home Equity Products
Home equity products are secured by the homeowner’s equity and rank subordinate to any existing first mortgage on the property. In the United States, we have a US$4.8 billion home equity loan portfolio, which amounted to 2% of BMO’s total loan portfolio as of July 31, 2008. Of the total portfolio, US$0.4 billion (US$0.4 billion at April 30, 2008) was extended to customers with original credit bureau scores of less than 620, and would be categorized as subprime loans. Of this amount, only US$4 million or 1.3% was greater than 90 days in arrears at July 31, 2008 (US$4 million and 1.1% at April 30, 2008).
          BMO also offered two limited documentation programs within the home equity portfolio in the United States, which would be categorized as Alt-A if they were in the First Mortgage loans portfolio. As of July 31, 2008, the amount authorized under these programs was US$1.1 billion and US$0.6 billion was outstanding. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage portfolio, and as such the portfolio has performed well. As of July 31, 2008, US$4 million or 0.66% of the portfolio was greater than 90 days in arrears (US$3 million and 0.46% at April 30, 2008). This compares with a rate of 0.74% on BMO’s total U.S. home equity loan portfolio. We discontinued offering the Easy Doc and No Doc programs in the quarter.
          We also consider home equity loans with credit bureau scores greater than 620 but less than 660 to be a higher risk component of the portfolio. This component of the portfolio was US$0.3 billion as of July 31, 2008 (US$0.3 billion at April 30, 2008). As of July 31, 2008, US$5 million or 1.87% of these loans were greater than 90 days in arrears (US$5 million and 1.67% at April 30, 2008).
          Loans having a loan-to-value ratio of greater than 90% at issuance represent US$0.4 billion or 8% of the U.S. home equity loan portfolio. Loans having both a loan-to-value ratio of greater than 80% and a credit bureau score of below 660 at the time of issuance represent just $0.3 billion.
          In Canada, we have a $12.7 billion home equity line of credit portfolio. The portfolio is high quality, with loans in arrears greater than 90 days at only 0.08% of the portfolio. Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 50% of the total portfolio. We also

BMO Financial Group Third Quarter Report 2008 • 17

have a $0.3 billion home equity instalment loan portfolio, with loans in arrears greater than 90 days at 0.41% of the portfolio.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to Private Equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has limited exposure to leveraged finance loans, representing less than 1% of our total assets, with $2.9 billion outstanding as at July 31, 2008 ($4.4 billion authorized), compared with $2.8 billion outstanding ($4.3 billion authorized) at April 30, 2008.
Monoline Insurers and Credit Derivative
Product Companies
At July 31, 2008, BMO’s direct exposure to companies that specialize in providing default protection amounted to $242 million ($214 million at April 30, 2008) in respect of the mark-to-market value of counterparty derivatives and $10 million ($6 million at April 30, 2008) in respect of the mark-to-market value of traded credits.
          The $242 million exposure is related to counterparties rated AA or better and the $10 million exposure is related to counterparties rated BBB- or better. The notional value of direct contracts involving monolines and credit derivative product companies was approximately $3.9 billion, substantially unchanged from April 30, 2008. Contracts with these companies mostly related to collateralized debt obligations and credit default swaps within our trading portfolio and provided protection against losses arising from defaults. These instruments have minimal subprime exposure. BMO also held $924 million ($999 million at April 30, 2008) of securities insured by monolines, of which $595 million were municipal bonds. Approximately 97% of the municipal bond portfolio is rated investment grade including the benefits of the insurance guarantees. Approximately 61% of the municipal bond holdings have ratings exclusive of the monoline guarantee and all of those are rated investment grade.
BMO-Sponsored Canadian Securitization Conduits
BMO provided liquidity support facilities to six of the non-consolidated conduits it sponsors in Canada totalling $18.2 billion at July 31, 2008 ($20.6 billion at April 30, 2008). All of these facilities remain undrawn. Notes issued by all six of these programs are rated R-1 (high) by DBRS and Prime-1 by Moody’s. Two of these conduits hold only prime residential mortgages transferred from BMO and account for $5.1 billion of BMO’s liquidity commitment. The four remaining conduits hold client assets and account for $13.1 billion of BMO’s liquidity commitment. The assets of each of the four third-party client funding conduits consist primarily of high quality, diversified pools of Canadian auto receivables and Canadian residential mortgages. These two asset classes combined comprise from 69% to 93% of the assets of each of the conduits.
          Assets in the four client-funding conduits include $201 million of Canadian residential mortgage loans with subprime characteristics, $1.03 billion of Canadian residential mortgage loans with Alt-A characteristics and $244 million of small commercial mortgage loans. There are no CDOs and no exposure to monolines in these conduits.
          BMO’s investment in the ABCP of the six non-consolidated conduits totalled $1.3 billion at July 31, 2008, compared with $3.1 billion at April 30,
2008 and $5.9 billion at October 31, 2007. No losses have been recorded on BMO’s investment in the ABCP of these conduits.
          BMO consolidates the accounts of two vehicles it sponsors in Canada where the majority of the gain or loss of the vehicles is expected to accrue to BMO. One of the vehicles comprises the series of notes rated R-1 (low) by DBRS of one of the six conduits discussed above. The other vehicle is a conduit, whose notes are rated R-1 (mid) by DBRS. These two vehicles had, respectively, $67 million and $210 million of assets at July 31, 2008. The combined assets include $12 million of mortgage loans with subprime characteristics, $70 million of mortgage loans with Alt-A characteristics and $14 million of small commercial mortgage loans. No losses have been recorded on BMO’s exposures to these vehicles.
BMO-Sponsored U.S. Conduit
BMO provided committed liquidity support facilities of US$9.2 billion to our U.S.-sponsored ABCP conduit, Fairway Finance Company, LLC at July 31, 2008 (US$9.6 billion at April 30, 2008). Fairway provides funding to diversified pools of portfolios through 99 individual securitization transactions with an average facility size of US$93 million. At present, the size of the pools range from US$1.2 million to US$510 million. The ten largest pools comprise 31% of the portfolio. Committed amounts comprise a wide-range of asset classes including mid-market corporate loans (22%), auto loans and leases (13%), commercial real estate loans and leases (13%), corporate loans (11%), and consumer instalment (10%) and equipment loans and leases (8%). Residential mortgages comprise 2.2% of the portfolio, of which a nominal 0.3% is classified as subprime or Alt-A.
          Approximately 60% of Fairway’s commitments have been rated by Moody’s and/or S&P and all of those are rated single A or higher. Approximately $1.9 billion of the commitments are insured by monolines, primarily MBIA and Ambac, the ratings of which, while downgraded during the quarter to AA, were recently affirmed. The rating downgrades have no impact on the performance of the underlying assets. None of the monoline guarantees involve mortgages or ABS/structured-finance CDOs. All of the underlying transactions are performing in accordance with their terms and conditions.
          Fairway had US$6.8 billion of commercial paper outstanding at July 31, 2008, down from US$7.2 billion at April 30, 2008. The ABCP of Fairway is rated A1/P1 by S&P/Moody’s. BMO has not invested in the conduit’s ABCP. Outstanding commercial paper has rolled consistently with third-party investors notwithstanding market disruption, and pricing levels are in line with those of top-tier ABCP conduits in the United States.
          In the first half of this fiscal year, as a result of the deterioration in credit and in accordance with the terms of the supporting liquidity agreements, BMO funded directly three specific commercial accounts that have exposure to the U.S. housing sector totalling US$851 million. The credit quality of two of the accounts began to deteriorate and specific provisions have been taken against them. BMO’s provision for credit losses reflects $247 million related to these accounts in the quarter.

18 • BMO Financial Group Third Quarter Report 2008

Non-Bank sponsored Canadian Securitization Conduits
We hold ABCP of six non-bank sponsored Canadian conduits with a carrying value of $201 million as at July 31, 2008 ($229 million as at April 30, 2008). We have not provided backstop liquidity commitments to these conduits. We recorded impairment charges of $28 million in the third quarter ($36 million in the second quarter). Our investments in the ABCP reflect a cumulative mark-to-market loss of $124 million. Realization on our investment in the ABCP of the non-bank-sponsored conduits will be affected by the outcome of the agreement reached among certain non-bank-sponsored Canadian ABCP conduits and investors known as the Montreal Accord. BMO is fully supportive of the resolution of the Montreal Accord.
Apex Trust
We also sponsor Apex Trust (formerly Apex/Sitka Trusts), a Canadian special purpose vehicle that provides credit protection on highly-rated leveraged super-senior tranches of a diversified pool of U.S. and European corporate credits via credit default swaps.
          On May 13, 2008, the Trusts were restructured as investors in the Trusts exchanged their original holdings for mid-term notes in Apex Trust with terms of five and eight years. Under the terms of the restructuring, BMO entered into credit default swap contracts with the swap counterparties and entered into offsetting swaps with Apex. A senior funding facility of $1.13 billion was put in place, with BMO providing $1.03 billion of that facility. Advances under the senior-funding facility rank ahead of the mid-term notes. As of July 31, 2008, $124 million had been drawn against BMO’s committed $1.03 billion share of the senior-funding facility.
          Under the terms of the restructuring, BMO has exposure to the swap counterparties for realized credit losses on the notional credit positions held by the Trusts if those credit losses exceed the first-loss protection and the posted collateral. The existing collateral plus the additional senior funding, which are available to absorb credit losses above the first-loss protection levels, total approximately $3.3 billion and represent approximately 16% of the net notional credit positions held by the Trusts.
          On May 13, 2008, as part of the restructuring, BMO converted its $705 million exposure to mid-term notes and invested a further $110 million in the notes, for a total exposure of $815 million. Another party to the restructuring holds its $600 million exposure to the mid-term notes through a total return swap with BMO.
          In the third quarter we reversed $40 million of the charges that had been previously recorded in relation to our $815 million exposure and recorded a $55 million charge in relation to the total return swap transaction described above, resulting in a net loss of $15 million in the quarter. The carrying value of BMO’s exposure to Apex mid-term notes was $730 million at July 31, 2008.
          BMO does not consider the May 2008 purchase of the mid-term notes described above to imply or be an indication of its intent to provide support to other mid-term noteholders or provide additional subordinated support to Apex. Instead, the purchase was a one-time, isolated event upon the restructuring of Apex. We do not intend to purchase additional mid-term notes of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur.
          BMO believes that the credit quality of Apex is strong, based on the diversification by industry and geography of the underlying credit exposures in the Apex credit default swaps (CDS) transactions, and the first loss protection supporting Apex’s super-senior positions under the CDS that are significantly higher than historical credit losses of the underlying corporate credits.
          Apex Trust has exposure to approximately 450 corporate names of which 79% are investment grade. Names are diversified by geography and industry with the largest industry exposures being insurance at 9% and telecommunications at 8%.
Links and Parkland
We hold subordinate capital notes of BMO-managed London-based SIVs, Links Finance Corporation and Parkland Finance Corporation, with a carrying value of Cdn $8 million. The net asset value of the SIVs capital notes as at July 31, 2008 was approximately US$140 million for Links and approximately €100 million for Parkland (April 30, 2008 US$382 million and €108 million). The par values of the subordinate capital notes, as reduced by realized losses of Links and Parkland, at July 31, 2008 were US$1.27 billion and €158 million, respectively. The assets held by Links and Parkland were US$8.2 billion and €780 million at July 31, 2008, reduced from US$9.3 billion and €802 million at April 30, 2008. At July 31, 2008 and April 30, 2008, we held no senior notes in the SIVs as our $1.4 billion of senior notes outstanding at January 31, 2008 were repaid when they matured.
          On March 3, 2008, we agreed to provide senior-ranked support for the funding of Links and Parkland through BMO liquidity facilities. The facilities backstop the repayment of senior note obligations to facilitate the SIVs access to further senior funding, provide the SIVs with supplemental funding and permit the SIVs to continue the strategy of selling assets in an orderly manner. The liquidity facilities total a maximum of approximately US$7.9 billion related to Links and €686 million for Parkland as of July 31, 2008, down from US$8.8 billion and €750 million at April 30, 2008. Advances under the liquidity facilities rank ahead of the subordinate capital notes. Given the terms and conditions of the liquidity facilities and the maturity profile of the senior notes, the amount to be drawn is expected to be below 70% of the maximum amount of the facilities for both SIVs. At July 31, 2008, amounts drawn on the facilities totalled US$3.3 billion and €423 million (US$288 million and €90 million at April 30, 2008). Capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment and BMO is not providing any protection from the economic risk to capital noteholders, now or in the future.
          The asset quality of the SIVs is high with approximately 86% of assets rated Aa or better by Moody’s, 75% rated AA or better by Standard & Poor’s (S&P) and 98% of the assets rated investment grade; certain of the assets ratings are on watch. The senior notes of the SIVs are rated AA- by S&P and Aaa by Moody’s. The SIVs hold no direct exposure to U.S. subprime mortgages. Links assets are comprised of a diversified mix of assets including senior and subordinated commercial bank debt (34.9%), CBOs and CLOs whose underlying assets are primarily corporate obligations (19.3%), assets wrapped by monolines (Ambac, FGIC, FSA and MBIA) (9.6%), RMBS (13.1%) and CMBS (6.0%). CBOs include US$107 million (1.27% of assets) backed primarily by U.S. subprime and Alt-A RMBS collateral. Parkland’s assets total €780 million and asset diversification is broadly in line with that of Links.

BMO Financial Group Third Quarter Report 2008 • 19

Collateralized Debt Obligations (CDOs)
CDOs are obligations of a special purpose vehicle (SPV) that is created for a specific financing transaction. The SPV typically has a nominal amount of equity. The SPV issues various tranches of rated and unrated debt securities (usually AAA to BB) that have well-defined rights to cash generated from the operation and liquidation of the vehicle’s assets. The risk of loss on the SPV’s portfolio varies by tranche. Losses will first affect the equity tranche, next the mezzanine tranches and finally the senior tranche. Super-senior is generally the most secure of all tranches. The SPV uses the cash raised through the issuance of the CDOs to invest in one or more different types of assets including bonds, loans and mortgages. The corresponding obligations of the SPV would be, respectively, collateralized bond obligations (CBOs), collateralized loan obligations (CLOs) and collateralized mortgage obligations (CMOs). CMOs for which the underlying assets are residential properties are referred to as residential mortgage-backed securities (RMBS); CMOs for which the underlying assets are commercial properties are referred to as commercial mortgage-backed securities (CMBS).
          Exposures to CDOs are outlined in the following table.
CDO-squared Investments
CDO-squared investments are CDOs that are primarily backed by tranches of CDOs issued by other vehicles. We do not hold any investments in CDOs that hold investments in other CDOs.
Auction-Rate Securities
Auction-rate securities (ARS) are typically short-term notes issued by trusts in the United States to fund long-term, fixed-rate debt instruments (corporate or municipal bonds primarily issued by municipalities, student loan authorities and other sponsors). The interest rate on ARS is regularly reset every 7 to 35 days through auctions managed by financial institutions. A disruption in the market for ARS occurred in the early part of 2008.
          There are no BMO-sponsored ARS programs in the market and BMO does not own any ARS in its trading portfolios. Currently, BMO has clients with holdings of approximately $480 million par value of ARS. Auctions are currently functioning for approximately $160 million of this total. Within the remaining $320 million, for which the market is disrupted, approximately $130 million represents unsolicited orders executed on behalf of our clients.
Caution
Given the uncertainty in the capital markets environment, our capital market instruments could experience further valuation gains and losses due to changes in market value.
          This Financial Instruments in the More Difficult Credit Environment section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

20 • BMO Financial Group Third Quarter Report 2008

The following table provides additional detail on select financial instruments that markets may consider to be higher risk that are held in our investment and trading books. Most of our CDOs and CLOs are held on behalf of our clients and the risk of loss is fully hedged with other large financial institutions. Net CDO exposure is minimal at $33 million, consisting of the $16 million carrying value of unhedged and wrapped instruments and a $17 million cumulative net loss on hedged investments. Net CLO exposure is also minimal, at $191 million, consisting of the $114 million carrying value of unhedged and wrapped investments and a $77 million net loss on hedged instruments.
Select Financial Instrument Exposures

		Carrying		Carrying
		Value of		Value of	Cumulative
		Unhedged &	Hedged	Hedged	Loss in Value	Cumulative	Net Losses
$million (Cdn)	Tranche	Wrapped	Investment	Investment	of Hedged	Gain on	on Hedged
as at July 31, 2008	Rating	Investments	Amounts	Amounts	Investments	Hedges	Investments

CDO’s**	AAA	16
	AAA		967	669	(298)	298	–	Hedged with FI’s rated A or better
	AAA		263	238	(25)	9	(16)	Hedged with monolines rated AA or better
	A- to AA+		1,557	731	(826)	826	–	Hedged with FI’s rated A or better
	BBB- to BBB+		163	160	(3)	3	–	Hedged with FI’s rated AA- or better*
	B- to BB+		855	201	(654)	653	(1)	Hedged with FI’s rated A or better*
	CCC or worse		1,077	270	(807)	807	–	Hedged with FI’s rated A or better

		16	4,882	2,269	(2,613)	2,596	(17)

CLO’s	AAA	114						Mostly U.K. and European mid-size corporate loans
	AAA		1,026	910	(116)	39	(77)	Hedged with monolines rated AA or better

		114	1,026	910	(116)	39	(77)

Residential MBS***
No subprime	AAA	60						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped	A- to AA+	24						Wrapped with monolines rated AA or better
	B- to BB+	12						Wrapped with monolines rated BB
U.S. subprime	AAA	2						Older mortgages
	AAA		220	133	(87)	87	–	Hedges with FI’s rated AA or better
	A- to AA+	4						Mostly low loan-to-value or older U.S. mortgages
	A- to AA+		94	65	(29)	29	–	Hedges with Financials rated AA

		102	314	198	(116)	116	–

CMBS	AAA	61						European, U.K. and U.S. commercial real estate loans
	A- to AA+	96						Mostly Canadian commercial and multi-use residential loans

		157

ABS	AAA	213						Mostly Canadian credit card receivables and auto loans
	AAA		103	103			–	Hedged with monolines rated AAA
	A- to AA+	114						Mostly Canadian credit card receivables and auto loans
	BBB- to BBB+	69						Collateral notes on Canadian credit card receivables

		396	103	103			–

								FI’s = Financial Institutions

*	Certain ratings are under review
**	CDOs include indirect exposure to approximately $1.7 billion of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with three large non-monoline financial institutions. Amounts exclude the $1.5 billion notional value of CDO credit default swap (CDS) protection purchases from two AAA rated credit derivative product company counterparties and corresponding CDS protection provided to other financial institutions in our role as intermediary.
***	Wrapped MBS have an insurance guarantee attached and are rated inclusive of the wrap protection. RMBS included in the hedged investment amounts of $314 million have exposure to approximately $153 million of underlying U.S. subprime loans.
BMO has invested only in senior and super-senior tranches of CDOs and CLOs. Tranche ratings in the table use the lowest external rating available provided by S&P, Moody’s or Fitch. The difference between hedged investment amounts and carrying value of hedged investment amounts reflect mark-to-market adjustments, which are generally recoverable through total return or credit default swaps. The underlying securities are a wide range of assets. BMO’s investments typically represent about 20% of the pool but can be as low as 5% and as high as 50%. Approximately 80% of the hedged investment amounts have been hedged through swaps with three Financial Institution counterparties rated A to AA. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts as permitted under counterparty agreements. The remainder of the hedged investment amounts is hedged through three monoline insurer counterparties rated AA to AAA.
BMO Financial Group Third Quarter Report 2008 • 21

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q3-2008

	Q3-2008					YTD-2008
				Corporate					Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	1,019	167	287	(187)	1,286	2,937	487	824	(574)	3,674
Non-interest revenue	521	377	459	103	1,460	1,504	1,086	873	255	3,718

Total revenue (teb) (1)	1,540	544	746	(84)	2,746	4,441	1,573	1,697	(319)	7,392
Provision for (recovery of) credit losses	99	1	29	355	484	283	3	87	492	865
Non-interest expense	904	380	477	21	1,782	2,621	1,096	1,301	58	5,076
Restructuring charge	–	–	–	–	–	–	–	–	–	–

Total non-interest expense	904	380	477	21	1,782	2,621	1,096	1,301	58	5,076
Income before income taxes and non-controlling interest in subsidiaries	537	163	240	(460)	480	1,537	474	309	(869)	1,451
Income taxes (recovery) (teb) (1)	166	53	(19)	(259)	(59)	477	157	(98)	(558)	(22)
Non-controlling interest in subsidiaries	–	–	–	18	18	–	–	–	55	55

Net income Q3-2008	371	110	259	(219)	521	1,060	317	407	(366)	1,418

Net income Q2-2008	361	109	182	(10)	642

Net income Q3-2007	381	102	194	(17)	660	1,063	292	371	(47)	1,679

Other statistics

Net economic profit	178	81	107	(244)	122	519	233	(41)	(450)	261
Return on equity	20.0%	39.6%	18.5%	nm	13.5%	20.4%	39.5%	9.5%	nm	12.7%
Cash return on equity	20.4%	39.9%	18.5%	nm	13.7%	20.8%	39.8%	9.5%	nm	12.9%
Operating leverage	(3.5%)	(0.3%)	1.3%	nm	0.1%	(2.5%)	1.3%	(1.1%)	nm	0.8%
Cash operating leverage	(3.7%)	(0.4%)	1.3%	nm	–	(2.7%)	1.3%	(1.1%)	nm	0.7%
Productivity ratio (teb)	58.7%	69.9%	64.0%	nm	64.9%	59.0%	69.7%	76.7%	nm	68.7%
Cash productivity ratio (teb)	58.0%	69.7%	64.0%	nm	64.5%	58.4%	69.5%	76.6%	nm	68.2%
Net interest margin on earning assets (1)	2.75%	8.87%	0.67%	nm	1.59%	2.72%	8.91%	0.62%	nm	1.50%
Average common equity	7,123	1,093	5,314	1,254	14,784	6,706	1,059	5,280	1,384	14,429
Average earning assets ($ billions)	147.6	7.5	169.4	(2.5)	322.0	144.4	7.3	176.8	(2.3)	326.2
Full-time equivalent staff	20,957	4,517	2,449	9,442	37,365

nm – not meaningful
(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis. See the Non-GAAP Measures section.

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2008.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 15 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

22 • BMO Financial Group Third Quarter Report 2008

Personal and Commercial Banking (P&C)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2008		vs. Q3-2007		vs. Q2-2008	YTD-2008		vs. YTD-2007

Net interest income (teb)	1,019	37	4%	61	6%	2,937	83	3%
Non-interest revenue	521	22	5%	4	1%	1,504	38	3%

Total revenue (teb)	1,540	59	4%	65	4%	4,441	121	3%
Provision for credit losses	99	9	10%	7	7%	283	14	5%
Non-interest expense	904	65	8%	48	5%	2,621	135	5%

Income before income taxes and non-controlling interest in subsidiaries	537	(15)	(2%)	10	2%	1,537	(28)	(2%)
Income taxes (teb)	166	(5)	(1%)	–	–	477	(25)	(4%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	371	(10)	(3%)	10	3%	1,060	(3)	–

Amortization of intangible assets (after tax)	8	–	–	1	13%	22	(3)	(15%)

Cash net income	379	(10)	(3%)	11	3%	1,082	(6)	(1%)

Return on equity	20.0%		(2.4%)		(1.0%)	20.4%		(1.3%)
Cash return on equity	20.4%		(2.5%)		(1.0%)	20.8%		(1.5%)
Operating leverage	(3.5%)		nm		nm	(2.5%)		nm
Cash operating leverage	(3.7%)		nm		nm	(2.7%)		nm
Productivity ratio (teb)	58.7%		1.9%		0.6%	59.0%		1.4%
Cash productivity ratio (teb)	58.0%		1.9%		0.5%	58.4%		1.5%
Net interest margin on earning assets (teb)	2.75%		(0.08%)		0.04%	2.72%		(0.07%)
Average earning assets	147,616	10,031	7%	3,709	3%	144,405	7,924	6%

nm – not meaningful
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2008		vs. Q3-2007		vs. Q2-2008	YTD-2008		vs. YTD-2007

Net interest income (teb)	822	21	3%	36	5%	2,401	105	5%
Non-interest revenue	469	14	4%	36	9%	1,320	(14)	(1%)

Total revenue (teb)	1,291	35	3%	72	6%	3,721	91	3%
Provision for credit losses	87	6	8%	5	6%	252	10	4%
Non-interest expense	710	46	7%	53	8%	2,062	108	6%

Income before income taxes and non-controlling interest in subsidiaries	494	(17)	(3%)	14	4%	1,407	(27)	(2%)
Income taxes (teb)	151	(4)	(1%)	2	4%	431	(23)	(5%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	343	(13)	(3%)	12	3%	976	(4)	–

Amortization of intangible assets (after tax)	(1)	–	–	(4)	nm	2	(3)	nm

Cash net income	342	(13)	(4%)	8	3%	978	(7)	(1%)

Personal, Insurance & Other revenue	654	14	2%	32	5%	1,885	19	1%
Commercial revenue	343	(6)	(1%)	9	3%	1,026	10	1%
Cards revenue	294	27	10%	31	12%	810	62	8%
Operating leverage	(3.8%)		nm		nm	(3.0%)		nm
Cash operating leverage	(4.1%)		nm		nm	(3.2%)		nm
Productivity ratio (teb)	54.9%		1.9%		0.9%	55.4%		1.5%
Cash productivity ratio (teb)	54.9%		2.1%		1.0%	55.3%		1.6%
Net interest margin on earning assets (teb)	2.68%		(0.05%)		0.02%	2.66%		(0.02%)
Average earning assets	122,153	6,143	5%	1,866	2%	120,567	6,154	5%

nm – not meaningful
BMO Financial Group Third Quarter Report 2008 • 23

Q3 2008 vs Q3 2007
Net income of $343 million fell $13 million or 3.2% from a year ago. Net income a year ago included a $14 million recovery of prior period income taxes. Adjusted for the above item, net income increased $1 million or 0.8%.
          Revenue rose $35 million or 3.0%. Volume growth continued to be strong across most products in the face of a slowing economy. Our customer loyalty continues to improve, our customer base is growing and we are strengthening our customer relationships.
          Net interest margin deteriorated by 5 basis points due to lower mortgage refinancing fees, higher funding costs and competitive pricing pressures, partially offset by improving product mix.
          In the personal banking segment, revenue increased $14 million or 2.3% with growth in most products.
          Personal loan growth from the third quarter of 2007 was a strong 19% with increased market share of 87 basis points from the prior year and 29 basis points from the second quarter. Our HomeOwner Readiline product has been an important part of our accelerating personal loan growth. We continued to see growth in our branch-originated mortgage portfolio as new originations outpaced the impact of having exited from the mortgage broker channels. As expected, mortgage market share has decreased, falling 148 basis points from a year ago and 33 basis points from the second quarter as broker mortgages continue to run off.
          Personal deposits increased 1.2% from the third quarter of 2007 as the number of active chequing customers and the percentage of households retained showed positive trends. Market share declined 6 basis points relative to the second quarter and 10 basis points year over year in a highly competitive environment.
          Within the commercial banking segment, revenue declined $6 million or 1.2%. Loan growth continues to be strong, rising 9.3% from a year ago despite ongoing intense competition; however, the impact was offset by higher funding costs and competitive pricing pressures in 2008, and higher recoveries of interest on loans a year ago. BMO ranks second in Canadian business banking market share at 19.89%. Our objective is to be the market leader and this quarter we increased market share by 69 basis points from the prior year and 29 basis points from the second quarter. In the $1 to $5 million segment, there was loan growth of 10.5% and market share growth of 88 basis points relative to the third quarter of 2007 and 47 basis points relative to the second quarter. In the deposit side of the business, balance growth of 4.5% was accompanied by a steady increase in the number of commercial operating account customers.
          Cards and payments service revenue increased $27 million or 10% with growth in transactions and accelerating balance growth, as well as higher Moneris revenues. This was another quarter with consistent, strong growth from our cards products. The strength of our AIR MILES and Cashback rewards offers, which has been enhanced through our two most recent product launches, has broad appeal to customers. Our Shell co-branded offer further expands the options we provide to our customers to select a program that best suits their needs – AIR MILES or Cashback. The coordinated AIR MILES offering on both our credit and debit cards complement each other, driving increasing cards volumes as well as branch deposits. The strength of our rewards, combined with our pricing and credit strategies, continue to drive strong balance and profit growth in a highly competitive industry. We are also seeing improvement in the customer experience in this area.
          Non-interest expense increased $46 million or 6.8%, primarily due to increased strategic initiative spending and higher capital tax expense, partially offset by lower employee benefits costs. We continue to invest in the business through the expansion and renovation of our branch network and expanding our mortgage specialist and financial planner workforce to drive incremental sales. On a year-to-date basis, we opened 7 new branches, relocated 4 and expanded 6. We also continue to manage our expense base, including the largest component, our full-time staffing, to an appropriate level in light of economic challenges.
          Average loans and acceptances, including securitized loans, increased $8.7 billion or 7.0% from the third quarter of 2007. Personal and commercial deposits grew $1.1 billion or 2.4% from a year ago. The group’s cash operating leverage was -4.1%.
          During the quarter, we entered into an agreement to transfer the liability associated with our credit card loyalty rewards program to Loyalty Management Group Canada Inc. (LMGCI), our partner in the AIR MILES Reward Miles program. There was no significant gain on the transfer. In addition, we have renegotiated and extended the term of our agreement with LMGCI for the issuance of AIR MILES reward miles. Under the terms of the agreement, we no longer retain a liability for future AIR MILES reward miles redemptions and as a result no longer have exposure to changing redemption patterns. We expect negligible change in run-rate costs as a result of the agreement.
Q3 2008 vs Q2 2008
Net income increased $12 million or 3.4%.
          Revenue increased $72 million or 5.9% from the second quarter. Growth was attributable to the $18 million impact of two more calendar days in the current quarter, volume growth across most products, improved net interest margin, and higher cards and Moneris revenues. Net interest margin improved by 2 basis points due to favourable product mix and higher refinancing fees, partially offset by higher funding costs and competitive pricing pressures.
          Non-interest expense increased $53 million or 7.8% due to increases in initiatives spending, higher capital taxes, increased advertising and two more calendar days this quarter.
          Average loans and acceptances, including securitized loans, increased $2.9 billion or 2.3% from the second quarter, while personal and commercial deposits increased $1.3 billion or 2.9%.
Q3 YTD 2008 vs Q3 YTD 2007
Net income decreased $4 million or 0.3%, but increased $42 million or 4.6% adjusted for the $46 million impact in 2007 of an insurance gain, investment gains and a recovery of prior period income taxes. Revenue increased $91 million or 2.5%, but increased $131 million or 3.7% adjusted for last year’s $26 million insurance gain and $14 million investment gains. There was volume growth across most products. Net interest margin decreased 2 basis points from last year.
          Non-interest expense increased $108 million or 5.5% primarily due to initiatives spending including expansion and renovation of the branch network as well as increasing our mortgage specialist and financial planner workforce.

24 • BMO Financial Group Third Quarter Report 2008

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2008	vs. Q3-2007		vs. Q2-2008		YTD-2008	vs. YTD-2007

Net interest income (teb)	197	16	9%	25	15%	536	(22)	(4%)
Non-interest revenue	52	8	16%	(32)	(39%)	184	52	40%

Total revenue (teb)	249	24	10%	(7)	(3%)	720	30	5%
Provision for credit losses	12	3	33%	2	19%	31	4	13%
Non-interest expense	194	19	11%	(5)	(3%)	559	27	5%

Income before income taxes and non-controlling interest in subsidiaries	43	2	4%	(4)	(10%)	130	(1)	–
Income taxes (teb)	15	(1)	(6%)	(2)	(19%)	46	(2)	–
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	28	3	6%	(2)	(4%)	84	1	–

Amortization of intangible assets (after tax)	9	–	–	5	nm	20	–	–

Cash net income	37	3	8%	3	9%	104	1	1%

Operating leverage	(0.3%)		nm		nm	(0.6%)		nm
Cash operating leverage	(0.2%)		nm		nm	(0.7%)		nm
Productivity ratio (teb)	78.1%		0.2%		0.4%	77.6%		0.4%
Cash productivity ratio (teb)	74.5%		0.1%		(0.2%)	74.3%		0.6%
Net interest margin on earning assets (teb)	3.11%		(0.26%)		0.18%	3.01%		(0.37%)
Average earning assets	25,463	3,888	18%	1,843	8%	23,838	1,770	8%

U.S. Select Financial Data (US$ in millions)

Net interest income (teb)	195	26	15%	24	14%	533	37	7%
Non-interest revenue	51	9	22%	(33)	(39%)	183	66	56%

Total revenue (teb)	246	35	16%	(9)	(4%)	716	103	17%
Non-interest expense	192	27	17%	(6)	(3%)	556	82	17%
Net income	28	4	12%	(2)	(5%)	84	10	12%
Average earning assets	25,156	4,942	24%	1,690	7%	23,697	4,050	21%

nm – not meaningful
Q3 2008 vs Q3 2007
Net income increased $3 million or 6.4%. On a U.S. dollar basis, net income rose $4 million or 12% to $28 million. There was solid volume growth and early signs of spread stabilization, partially offset by the impact of the difficult credit environment and continued targeted business investment and expansion.
          Revenue rose US$35 million or 16% primarily due to the Wisconsin acquisitions (US$18 million), and core revenue growth related to improved volumes, spreads and fees. Net interest margin decreased by 26 basis points, of which 22 basis points relates to a portfolio transfer in the first quarter. Net interest margin was also affected by the weaker credit market environment.
          Non-interest expense increased US$27 million or 17%. The increase was attributable to the impact of acquisitions (US$16 million), business volume growth, the effects of the weaker credit environment and business expansion initiatives. Cash operating leverage was -0.2%.
Q3 2008 vs Q2 2008
Net income decreased $2 million or 4.3%. On a U.S. dollar basis, net income fell $2 million or 5.2%. Second quarter results included a US$13 million after-tax gain on the Visa transaction and higher than normal expenses and reduced revenues.
          Revenue decreased US$9 million or 3.6% as the prior quarter benefited from the US$38 million Visa gain. Revenue was up US$29 million or 13%
excluding the Visa gain, primarily due to the Wisconsin acquisitions (US$11 million), and improvements in core volume, spread and fees. Net interest margin rose 18 basis points due to core spread stabilization and a lower impact of credit markets in the current quarter as a result of cash collections. We are seeing early signs of spread stabilization in consumer and commercial, in both loans and deposits, in part due to pricing initiatives.
          Non-interest expense fell US$6 million or 3.0% due to the US$17 million Visa litigation reserve taken in the prior quarter. Excluding the Visa litigation and the impact of the Wisconsin acquisitions (US$11 million), expenses were unchanged from the prior quarter.
          Our Retail Net Promoter Score, a measure of the strength of customer loyalty, was consistent with the prior quarter at 42%.
Q3 YTD 2008 vs Q3 YTD 2007
Net income of $84 million rose $1 million or 0.3%. On a U.S. dollar basis, net income rose $10 million or 12%.
          Revenue increased US$103 million or 17%. The increase was attributable to the Visa transaction and acquisitions, volume growth and increases in fee and other non-interest revenue. Net interest margin fell by 37 basis points due to the 22 basis points impact of the portfolio transfer, higher levels of non-performing loans and the highly competitive environment.
          Non-interest expense rose US$82 million or 17% due to the litigation charge, acquisitions, continued targeted business investment and expansion and the impact of credit markets.

BMO Financial Group Third Quarter Report 2008 • 25

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2008	vs. Q3-2007		vs. Q2-2008		YTD-2008	vs. YTD-2007

Net interest income (teb)	167	13	9%	2	2%	487	29	6%
Non-interest revenue	377	11	3%	32	9%	1,086	–	–

Total revenue (teb)	544	24	5%	34	7%	1,573	29	2%
Provision for credit losses	1	–	–	–	–	3	1	26%
Non-interest expense	380	18	5%	32	10%	1,096	6	1%

Income before income taxes	163	6	4%	2	1%	474	22	5%
Income taxes (teb)	53	(2)	(4%)	1	1%	157	(3)	(2%)

Net income	110	8	8%	1	1%	317	25	9%

Amortization of intangible assets (after tax)	1	–	–	–	–	3	–	–

Cash net income	111	8	8%	1	1%	320	25	9%

Return on equity	39.6%		5.0%		(1.9%)	39.5%		5.8%
Cash return on equity	39.9%		5.0%		(2.0%)	39.8%		5.7%
Operating leverage	(0.3%)		nm		nm	1.3%		nm
Cash operating leverage	(0.4%)		nm		nm	1.3%		nm
Productivity ratio (teb)	69.9%		0.2%		1.8%	69.7%		(0.9%)
Cash productivity ratio (teb)	69.7%		0.3%		1.8%	69.5%		(0.8%)
Net interest margin on earning assets (teb)	8.87%		(0.70%)		(0.33%)	8.91%		(0.94%)
Average earning assets	7,493	1,140	18%	235	3%	7,293	1,082	17%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	62	–	–	3	7%	183	2	1%
Non-interest expense	58	(1)	(2%)	5	11%	170	(7)	(4%)
Net income	3	1	58%	(1)	(16%)	9	6	+100%
Cash net income	3	1	40%	(1)	(15%)	10	6	+100%
Average earning assets	2,134	197	10%	4	–	2,119	209	11%

nm – not meaningful
Q3 2008 vs Q3 2007
Net income increased $8 million or 8.4% to a record $110 million in a difficult market environment.
          Revenue increased $24 million or 4.8% and $29 million or 5.6% excluding the impact of the weaker U.S. dollar. Net interest income increased primarily due to higher deposit balances in the brokerage businesses. Higher loan and deposit balances in North American Private Banking also contributed to the growth. Non-interest revenue increased primarily due to higher fee-based revenue in Full Service Investing and higher trust and investment revenue in North American Private Banking. The BMO Mutual Funds fixed administration fee implemented in the first quarter of 2008 also contributed to the growth.
          Non-interest expense increased $18 million or 5.1% and $22 million or 6.0% excluding the impact of the weaker U.S. dollar, primarily due to higher revenue-based costs, expansion of the sales force and the impact of the fixed administration fee. Cash operating leverage was -0.4%.
          The Group’s $286 billion of assets under management and administration and term deposits were significantly impacted by softer market conditions. Assets increased $4.2 billion or 1.5% year over year, excluding the impact of foreign exchange.
Q3 2008 vs Q2 2008
Net income increased $1 million or 1.0%.
          Revenue increased $34 million or 6.9%, primarily due to higher commission and fee-based revenue in Full Service Investing. Higher deposit balances in the brokerage businesses and higher mutual fund revenue also contributed to the growth.
          Non-interest expense increased $32 million or 9.7%, primarily as a result of higher revenue-based costs. The group continues to invest to drive future revenue growth.
Q3 YTD 2008 vs Q3 YTD 2007
Net income increased $25 million or 8.9%.
          Revenue increased $29 million or 1.9% and, excluding the impact of the weaker U.S. dollar and the prior year’s $7 million gain on sale of Montreal Stock Exchange common shares, by $60 million or 3.9% in softer market conditions. Net interest income improved primarily due to higher deposit balances in the brokerage businesses. Higher deposit and loan balances in North American Private Banking also contributed to the growth. Non-interest revenue improved, adjusted for the gain and the weaker U.S. dollar, primarily due to higher trust and investment revenue in North American Private Banking and higher mutual fund revenue including the fixed administration fee. Those increases were partially offset by lower commission revenue in the brokerage businesses.
          Non-interest expense increased $6 million or 0.6% and $26 million or 2.4% excluding the impact of the weaker U.S. dollar, primarily due to the impact of the fixed administration fee and increased sales force, partially offset by lower revenue-based costs. The group continues to focus on expense management in the current market environment, balanced with investment in the sales force and supporting technology to drive future revenue growth.
          Cash operating leverage was 1.3%.

26 • BMO Financial Group Third Quarter Report 2008

BMO Capital Markets (BMO CM)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2008		vs. Q3-2007		vs. Q2-2008	YTD-2008		vs. YTD-2007

Net interest income (teb)	287	34	13%	53	22%	824	83	11%
Non-interest revenue	459	22	5%	8	2%	873	66	8%

Total revenue (teb)	746	56	8%	61	9%	1,697	149	10%
Provision for credit losses	29	10	52%	–	–	87	29	48%
Non-interest expense	477	29	7%	36	8%	1,301	126	11%

Income (loss) before income taxes	240	17	7%	25	11%	309	(6)	(2%)
Income taxes (recovery) (teb)	(19)	(48)	(+100%)	(52)	(+100%)	(98)	(42)	(75%)

Net income	259	65	34%	77	42%	407	36	10%

Amortization of intangible assets (after tax)	–	–	–	–	–	–	(1)	(7%)

Cash net income	259	65	34%	77	42%	407	35	10%

Trading Products revenue	390	116	42%	30	9%	715	432	+100%
Investment and Corporate Banking and Other revenue	356	(60)	(15%)	31	9%	982	(283)	(23%)
Return on equity	18.5%		3.8%		5.3%	9.5%		0.1%
Cash return on equity	18.5%		3.8%		5.3%	9.5%		0.1%
Operating leverage	1.3%		nm		nm	(1.1%)		nm
Cash operating leverage	1.3%		nm		nm	(1.1%)		nm
Productivity ratio (teb)	64.0%		(0.8%)		(0.3%)	76.7%		0.8%
Cash productivity ratio (teb)	64.0%		(0.8%)		(0.3%)	76.6%		0.8%
Net interest margin on earning assets (teb)	0.67%		0.06%		0.12%	0.62%		(0.01%)
Average earning assets	169,410	4,452	3%	(5,333)	(3%)	176,840	19,853	13%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	297	147	98%	50	21%	838	705	+100%
Non-interest expense	197	35	22%	46	30%	556	111	25%
Net income	59	57	+100%	(5)	(7%)	179	338	+100%
Average assets	66,968	12,445	23%	(4,276)	(6%)	70,869	21,861	45%

nm –	not meaningful
Q3 2008 vs Q3 2007
Net income of $259 million increased $65 million or 34% from a year ago. Revenue rose $56 million or 7.9% to $746 million, due to significantly higher trading revenues and strong performance from our interest-rate-sensitive businesses, partially offset by lower merger and acquisition fees, equity underwriting revenue and corporate banking net interest income. Results for the quarter were lowered by the net $33 million impact of: capital markets environment charges of $96 million after tax, a severance charge of $19 million after tax and the group’s $82 million share of a recovery of prior period income taxes. Net income a year ago was lowered by $97 million in respect of losses in our commodities business. See the Effects of the Capital Markets Environment on Third Quarter Results section for more details of the capital markets environment charges.
          We re-focused some of our businesses this quarter with the goal of improving our risk-return profile and concentrating on core, profitable client relationships.
          Trading Products revenue increased $116 million or 42% due to the commodities losses in 2007. There was higher revenue from interest-rate-sensitive businesses, partially offset by higher levels of other than temporary impairment write-downs and charges for Apex and third party asset-backed commercial paper. There has been continued volatility in our trading businesses; however, management is focused on reducing the volatility of the group’s results.
          Investment and Corporate Banking and Other revenue decreased by $60 million or 15%. There were lower merger and acquisition fees and equity and debt underwriting fees due to the difficult market environment. The market environment was much more favourable a year ago and conditions remain challenging for our fee-based businesses.
          Net interest income rose from a year ago due to higher revenues from our interest-rate-sensitive businesses and trading net interest income, partially offset by reduced corporate banking net interest income. Net interest margin improved 6 basis points from the prior year due to higher trading spreads and higher spreads in our interest-rate-sensitive businesses.
          Non-interest expense increased $29 million or 6.6%, primarily due to a $28 million charge for severance costs. The Group’s cash operating leverage was 1.3%.
Q3 2008 vs Q2 2008
Net income increased $77 million or 42%. Results in the second quarter included a $42 million ($28 million after tax) net recovery related to valuation adjustments, including mark-to-market reversals of some of the first quarter charges.
          Revenue rose $61 million or 8.6% due to higher revenues from trading and from our interest-rate-sensitive businesses and improved debt and equity underwriting performance. These were partially offset by increased net investment losses consisting of other than temporary impairment write-downs and charges related to Apex and third party asset-backed commercial paper. Merger and acquisition fees were lower.
          Non-interest expense was $36 million or 8.1% higher, primarily due to the $28 million charge for severance costs and an increase in variable compensation.

BMO Financial Group Third Quarter Report 2008 • 27

Q3 YTD 2008 vs Q3 YTD 2007
Net income increased $36 million or 9.6%. Results in 2008 were affected by charges of $580 million ($392 million after tax) related to deterioration in capital markets. Results in 2007 were affected by charges of $829 million ($424 million net of compensation adjustments and taxes) related to commodities losses.
          Revenue rose $149 million or 9.6% due to last year’s commodities losses and favourable performance in our interest-rate-sensitive businesses.
Partially offsetting these increases in revenue were net investment losses and lower lending revenue including decreased collections on impaired loans, and reduced merger and acquisition and equity underwriting fees from record levels in the prior year.
          Non-interest expense was $126 million or 11% higher, due to higher employee-based costs, including performance-based compensation and charges for severance, and higher allocated costs.

Corporate Services, Including Technology and Operations

	Increase (Decrease)			Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2008		vs. Q3-2007		vs. Q2-2008	YTD-2008		vs. YTD-2007

Net interest income (teb)	(187)	(45)	(34%)	(4)	(2%)	(574)	(168)	(42%)
Non-interest revenue	103	97	+100%	(30)	(21%)	255	112	77%

Total revenue (teb)	(84)	52	38%	(34)	(65%)	(319)	(56)	(22%)
Provision for (recovery of) credit losses	355	374	+100%	326	+100%	492	619	+100%
Non-interest expense	21	11	98%	(14)	(41%)	58	(2)	(3%)
Restructuring charge	–	–	–	–	–	–	(135)	(100%)

Total non-interest expense	21	11	98%	(14)	(41%)	58	(137)	(70%)
Income (loss) before income taxes and non-controlling interest in subsidiaries	(460)	(333)	(+100%)	(346)	(+100%)	(869)	(538)	(+100%)
Income taxes (recovery) (teb)	(259)	(131)	(+100%)	(136)	(+100%)	(558)	(218)	(65%)
Non-controlling interest in subsidiaries	18	–	–	(1)	(5%)	55	(1)	(3%)

Net income (loss)	(219)	(202)	(+100%)	(209)	(+100%)	(366)	(319)	(+100%)

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(35)	7	17%	(4)	(18%)	(134)	(29)	(27%)
Provision for credit losses	412	403	+100%	369	+100%	574	601	+100%
Non-interest expense	(20)	(11)	(+100%)	(14)	(+100%)	(45)	(36)	(+100%)
Restructuring charge	–	–	–	–	–	–	(18)	(100%)

Total non-interest expense	(20)	(11)	(+100%)	(14)	(+100%)	(45)	(54)	(+100%)
Income taxes (recovery) (teb)	(152)	(129)	(+100%)	(120)	(+100%)	(256)	(209)	(+100%)
Net income (loss)	(280)	(256)	(+100%)	(240)	(+100%)	(421)	(367)	(+100%)

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
          Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BMO Capital Markets) and only relatively minor amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
          There was a net loss of $219 million in the quarter compared with a net loss of $17 million in the prior year, primarily due to high provisions for credit losses, due to BMO’s policy of charging expected losses to the operating groups, partially offset by higher securitization and other revenues and more favourable income taxes. The more favourable income taxes were due to lower income and $13 million of prior period tax recoveries.
          Net income decreased $209 million from the second quarter, primarily due to higher provisions for credit losses. Results in the current quarter included a $50 million ($30 million after tax) increase in the general allowance.
          Net income for the year to date fell $319 million from a year ago, driven primarily by higher provisions for credit losses, including a $110 million ($68 million after tax) increase in the general allowance.

28 • BMO Financial Group Third Quarter Report 2008

Significant and Notable Items
Q3 2008
Charges related to the capital markets environment in the third quarter are detailed in the Effects of the Capital Markets Environment on Third Quarter Results section. Additionally, a $50 million increase in the general allowance has been included in significant items as set out in the GAAP and Related Non-GAAP Measures table.
Q2 2008
No amounts were designated as significant items in the second quarter as the effects of charges related to the credit environment were not large on a net basis.
          BMO’s results in the second quarter included a net benefit of $42 million ($28 million after tax) in respect of charges/recoveries related to the capital markets environment. The charges/recoveries consisted of:
•	a net recovery of $26 million ($18 million after tax) in respect of:
•	a mark-to-market recovery of $85 million ($57 million after tax) for Apex/Sitka Trust in recognition during the quarter of the increased likelihood of a successful restructuring;
•	a mark-to-market charge of $36 million ($24 million after tax) for our holdings of commercial paper of third-party Canadian conduits affected by the Montreal Accord;
•	a charge of $23 million ($15 million after tax) for the capital notes in the Links and Parkland SIVs;
•	a recovery of $35 million ($24 million after tax) for items impacted by credit spreads, specifically mark-to-market adjustments, consisting of a benefit of $128 million ($86 million after tax) for mark-to-market gains on counterparty credit exposures on derivatives contracts as BMO’s credit spreads have moved out relative to various counterparties; less a charge of $93 million ($62 million after tax) for other trading and structured-credit related positions; and
•	a charge of $19 million ($14 million after tax) related to four smaller items, each with a net income impact of $10 million or less and including mark-to-market charges on our preferred share trading portfolio and monoline exposures.
The net benefit of $42 million above was reflected in trading non-interest revenue ($71 million), other revenue ($6 million) and securities gains/losses other than trading (-$35 million).
Q1 2008
Notable items in the first quarter were reported as significant items.
          In the first quarter of 2008, BMO recorded $548 million ($362 million after tax and $0.72 per share) of charges for certain trading activities and valuation adjustments and an increase in the general allowance for credit losses. They included $488 million ($324 million after tax) in BMO Capital Markets in respect of: losses on exiting positions related to monoline insurer ACA Financial Guarantee Corporation ($158 million); trading and structured-credit related positions, preferred shares, third party Canadian conduits and other mark-to-market losses ($177 million); investments in Apex ($130 million); and capital notes in the Links and Parkland SIVs ($23 million). BMO has no further exposure to ACA. Reduced performance-based compensation associated with the charges was not included in the determination of the impact of significant items.
          The $177 million charge above was primarily due to the impact of widening credit spreads on a number of our trading portfolios. The charge was comprised of a number of items, the largest of which was $78 million for counterparty credit risk on our derivatives, with approximately half related to monoline insurers (other than ACA) and similar credit derivative product companies. The $488 million charge included reductions in trading non-interest revenue ($420 million), investment securities gains ($23 million) and other income ($45 million).
          Corporate Services results included a $60 million ($38 million after tax) increase in the general allowance for credit losses to reflect portfolio growth and risk migration.
Q3 2007
In the third quarter of 2007, BMO recorded $149 million ($97 million after tax and $0.19 per share) of charges in respect of commodities trading losses.
YTD 2008
Significant and notable items in 2008 are detailed above.
YTD 2007
Net income for the year-to-date 2007 was reduced by $512 million of significant items. They included $424 million after tax in respect of commodities losses of $829 million net of $120 million of reduced performance-based compensation. They also included the $88 million after-tax impact of a $135 million restructuring charge.

BMO Financial Group Third Quarter Report 2008 • 29

Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)		For the three months ended				For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2008	2008	2008	2007	2007	2008	2007

Interest, Dividend and Fee Income
Loans	$2,467	$2,609	$2,984	$2,971	$2,935	$8,060	$8,586
Securities	705	805	948	910	786	2,458	2,243
Deposits with banks	203	230	315	387	291	748	741

	3,375	3,644	4,247	4,268	4,012	11,266	11,570

Interest Expense
Deposits	1,612	1,842	2,297	2,328	1,968	5,751	5,577
Subordinated debt	61	51	49	51	46	161	129
Preferred shares and capital trust securities	22	23	23	24	24	68	75
Other liabilities	394	554	664	669	727	1,612	2,142

	2,089	2,470	3,033	3,072	2,765	7,592	7,923

Net Interest Income	1,286	1,174	1,214	1,196	1,247	3,674	3,647
Provision for credit losses (Note 2)	484	151	230	151	91	865	202

Net Interest Income After Provision for Credit Losses	802	1,023	984	1,045	1,156	2,809	3,445

Non-Interest Revenue
Securities commissions and fees	294	270	271	265	299	835	880
Deposit and payment service charges	190	181	182	183	180	553	545
Trading revenues (losses)	220	192	(301)	(165)	40	111	(322)
Lending fees	116	101	92	105	102	309	301
Card fees	88	78	67	(105)	79	233	212
Investment management and custodial fees	86	85	81	83	81	252	239
Mutual fund revenues	151	144	154	148	151	449	428
Securitization revenues	133	133	80	61	65	346	235
Underwriting and advisory fees	97	98	92	103	160	287	425
Securities gains (losses), other than trading	(75)	14	(2)	148	6	(63)	98
Foreign exchange, other than trading	25	30	29	48	30	84	84
Insurance income	56	52	62	52	55	170	178
Other	79	68	5	78	60	152	199

	1,460	1,446	812	1,004	1,308	3,718	3,502

Net Interest Income and Non-Interest Revenue	2,262	2,469	1,796	2,049	2,464	6,527	6,947

Non-Interest Expense
Employee compensation (Note 8)	1,044	980	945	901	1,024	2,969	2,924
Premises and equipment	346	335	326	350	325	1,007	953
Amortization of intangible assets	11	10	10	11	11	31	35
Travel and business development	87	74	72	92	72	233	195
Communications	50	53	42	36	38	145	113
Business and capital taxes	20	(1)	12	6	–	31	41
Professional fees	102	90	79	108	62	271	193
Other	122	139	128	127	127	389	357

	1,782	1,680	1,614	1,631	1,659	5,076	4,811

Restructuring Charge (Note 9)	–	–	–	24	–	–	135

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	480	789	182	394	805	1,451	2,001
Income taxes	(59)	128	(91)	(77)	127	(22)	266

	539	661	273	471	678	1,473	1,735
Non-controlling interest in subsidiaries	18	19	18	19	18	55	56

Net Income	$521	$642	$255	$452	$660	$1,418	$1,679

Preferred share dividends	$19	$14	$15	$12	$9	$48	$31
Net income available to common shareholders	$502	$628	$240	$440	$651	$1,370	$1,648
Average common shares (in thousands)	504,124	502,054	499,067	498,379	499,793	501,746	500,480
Average diluted common shares (in thousands)	508,032	506,638	505,572	506,173	507,913	506,732	509,242

Earnings Per Share (Canadian $)
Basic	$1.00	$1.25	$0.48	$0.89	$1.30	$2.73	$3.29
Diluted	0.98	1.25	0.47	0.87	1.28	2.70	3.24
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.68	2.10	2.01

   The accompanying notes are an integral part of these interim consolidated financial statements.
30 • BMO Financial Group Third Quarter Report 2008

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
	2008	2008	2008	2007	2007

Assets
Cash Resources	$22,054	$22,237	$26,122	$22,890	$25,041

Securities
Trading	63,628	64,443	63,377	70,773	67,716
Available-for-sale	23,426	22,453	24,341	26,010	17,046
Other	1,821	1,774	1,747	1,494	1,456
Loan substitutes	–	–	–	–	11

	88,875	88,670	89,465	98,277	86,229

Loans
Residential mortgages	51,757	52,583	53,224	52,429	62,297
Consumer instalment and other personal	40,292	37,954	34,517	33,189	33,009
Credit cards	3,532	4,338	4,685	4,493	4,347
Businesses and governments	71,961	67,942	66,205	62,650	63,795
Securities borrowed or purchased under resale agreements	32,433	33,596	42,937	37,093	34,216

	199,975	196,413	201,568	189,854	197,664
Customers’ liability under acceptances	9,834	10,345	11,590	12,389	8,993
Allowance for credit losses (Note 2)	(1,494)	(1,336)	(1,227)	(1,055)	(1,045)

	208,315	205,422	211,931	201,188	205,612

Other Assets
Derivative instruments	43,167	44,557	36,857	32,585	30,030
Premises and equipment	2,051	2,024	1,977	1,980	2,015
Goodwill	1,449	1,398	1,189	1,140	1,232
Intangible assets	189	208	152	124	149
Other	8,947	10,642	9,132	8,340	8,846

	55,803	58,829	49,307	44,169	42,272

Total Assets	$375,047	$375,158	$376,825	$366,524	$359,154

Liabilities and Shareholders’ Equity
Deposits
Banks	$29,988	$30,938	$34,991	$34,100	$30,561
Businesses and governments	131,748	122,707	125,312	121,748	120,757
Individuals	86,921	84,935	82,608	76,202	77,709

	248,657	238,580	242,911	232,050	229,027

Other Liabilities
Derivative instruments	36,786	40,347	32,776	33,584	30,543
Acceptances	9,834	10,345	11,590	12,389	8,993
Securities sold but not yet purchased	17,415	20,053	28,393	25,039	28,551
Securities lent or sold under repurchase agreements	28,148	29,894	28,331	31,263	30,992
Other	11,650	13,940	12,478	12,055	10,682

	103,833	114,579	113,568	114,330	109,761

Subordinated Debt (Note 10)	4,204	4,199	3,446	3,446	3,446

Preferred Share Liability (Note 11)	250	250	250	250	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	6,458	6,114	5,648	5,607	5,318
Contributed surplus	68	67	65	58	56
Retained earnings	11,471	11,327	11,056	11,166	11,158
Accumulated other comprehensive loss	(1,044)	(1,108)	(1,269)	(1,533)	(1,212)

	16,953	16,400	15,500	15,298	15,320

Total Liabilities and Shareholders’ Equity	$375,047	$375,158	$376,825	$366,524	$359,154

   The accompanying notes are an integral part of these interim consolidated financial statements.
BMO Financial Group Third Quarter Report 2008 • 31

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Net income	$521	$660	$1,418	$1,679
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	(51)	(59)	24	(55)
Net change in unrealized gains (losses) on cash flow hedges	50	(110)	194	(154)
Net gain (loss) on translation of net foreign operations	65	(120)	271	(166)

Total Comprehensive Income	$585	$371	$1,907	$1,304

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Preferred Shares
Balance at beginning of period	$1,446	$946	$1,196	$596
Issued during the period (Note 11)	300	–	550	350

Balance at End of Period	1,746	946	1,746	946

Common Shares
Balance at beginning of period	4,668	4,326	4,411	4,231
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	32	30	87	85
Issued under the Stock Option Plan	12	41	34	109
Issued on the exchange of shares of a subsidiary corporation	–	–	–	1
Issued on the acquisition of a business (Note 7)	–	–	180	–
Repurchased for cancellation (Note 11)	–	(25)	–	(54)

Balance at End of Period	4,712	4,372	4,712	4,372

Contributed Surplus
Balance at beginning of period	67	55	58	49
Stock option expense	1	1	10	7

Balance at End of Period	68	56	68	56

Retained Earnings
Balance at beginning of period	11,327	11,017	11,166	10,974
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39)	–	–	–	(71)
Net income	521	660	1,418	1,679
Dividends – Preferred shares	(19)	(9)	(48)	(31)
– Common shares	(353)	(340)	(1,055)	(1,005)
Common shares repurchased for cancellation (Note 11)	–	(170)	–	(379)
Share issue expense	(5)	–	(10)	(9)

Balance at End of Period	11,471	11,158	11,471	11,158

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	110	7	35	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	–	–	–	3
Unrealized losses on available-for-sale securities arising during the period (net of income taxes of $42, $39, $25 and $35)	(89)	(73)	(54)	(65)
Reclassification to earnings of losses in the period (net of income taxes of $18, $10, $37 and $8)	38	14	78	10

Balance at End of Period	59	(52)	59	(52)

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	(22)	(95)	(166)	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	–	–	–	(51)
Gains (losses) on cash flow hedges arising during the period (net of income taxes of $20, $55, $72 and $79)	37	(109)	141	(156)
Reclassification to earnings of losses (gains) on cash flow hedges (net of income taxes of $6, $1, $25 and $1)	13	(1)	53	2

Balance at End of Period	28	(205)	28	(205)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,196)	(835)	(1,402)	(789)
Unrealized gain (loss) on translation of net foreign operations	182	(375)	800	(501)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income taxes of $57, $135, $253 and $178)	(117)	255	(529)	335

Balance at End of Period	(1,131)	(955)	(1,131)	(955)

Total Accumulated Other Comprehensive Loss	(1,044)	(1,212)	(1,044)	(1,212)

Total Shareholders’ Equity	$16,953	$15,320	$16,953	$15,320

  The accompanying notes are an integral part of these interim consolidated financial statements.
32 • BMO Financial Group Third Quarter Report 2008

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Cash Flows from Operating Activities
Net income	$521	$660	$1,418	$1,679
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	61	–	135	–
Net loss (gain) on securities, other than trading	14	(6)	(72)	(98)
Net (increase) decrease in trading securities	1,158	(5,145)	9,510	(17,042)
Provision for credit losses	484	91	865	202
Gain on sale of securitized loans (Note 3)	(113)	(41)	(288)	(155)
Change in derivative instruments – (Increase) decrease in derivative asset	1,918	7,688	(8,949)	(1,130)
– Increase (decrease) in derivative liability	(4,096)	(8,484)	1,471	880
Amortization of premises and equipment	98	100	291	291
Amortization of intangible assets	11	11	31	35
Net increase (decrease) in future income taxes	109	(61)	152	(140)
Net decrease in current income taxes	(341)	(5)	(868)	(589)
Change in accrued interest – Decrease in interest receivable	105	1	435	126
– Increase (decrease) in interest payable	(111)	126	(373)	159
Changes in other items and accruals, net	15	(263)	(4,492)	489
Gain on sale of land and buildings	(13)	–	(13)	–

Net Cash Used in Operating Activities	(180)	(5,328)	(747)	(15,293)

Cash Flows from Financing Activities
Net increase in deposits	8,199	11,192	5,924	28,296
Net increase (decrease) in securities sold but not yet purchased	(2,714)	3,974	(7,962)	13,309
Net increase (decrease) in securities lent or sold under repurchase agreements	(2,083)	631	(4,886)	(38)
Net increase (decrease) in liabilities of subsidiaries	(832)	160	2,054	362
Repayment of subordinated debt (Note 10)	–	(150)	(150)	(483)
Proceeds from issuance of subordinated debt (Note 10)	–	1,200	900	1,200
Proceeds from issuance of preferred shares	300	–	550	350
Proceeds from issuance of common shares	44	71	121	194
Share issue expense	(5)	–	(10)	(9)
Common shares repurchased for cancellation (Note 11)	–	(195)	–	(433)
Dividends paid	(372)	(349)	(1,103)	(1,036)

Net Cash Provided by (Used in) Financing Activities	2,537	16,534	(4,562)	41,712

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	631	(5,226)	1,901	(5,370)
Purchases of securities, other than trading	(3,933)	(13,133)	(17,250)	(32,650)
Maturities of securities, other than trading	1,994	6,885	14,188	20,899
Proceeds from sales of securities, other than trading	1,169	6,043	6,967	8,355
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(6,149)	(6,299)	(12,683)	(15,599)
Proceeds from securitization of loans (Note 3)	2,626	1,207	5,771	2,636
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,492	368	6,332	(3,544)
Proceeds from sale of land and buildings	19	–	19	–
Premises and equipment – net purchases	(120)	(96)	(284)	(251)
Acquisitions (Note 7)	(31)	(2)	(207)	(387)

Net Cash Provided by (Used in) Investing Activities	(2,302)	(10,253)	4,754	(25,911)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	41	(63)	149	(23)

Net Increase (Decrease) in Cash and Cash Equivalents	96	890	(406)	485
Cash and Cash Equivalents at Beginning of Period	3,148	2,053	3,650	2,458

Cash and Cash Equivalents at End of Period	$3,244	$2,943	$3,244	$2,943

  The accompanying notes are an integral part of these interim consolidated financial statements.
  Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Third Quarter Report 2008 • 33

Notes to Consolidated Financial Statements
July 31, 2008 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2007 as set out on pages 96 to 137 of our 2007 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2007.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2008 and July 31, 2007 there was no allowance for credit losses related to other credit instruments included in other liabilities.
     A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended

			Credit card, consumer
			instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$12	$5	$1	$1	$312	$152	$–	$–	$325	$158
Provision for credit losses	3	15	82	56	349	20	–	–	434	91
Recoveries	–	–	24	20	10	4	–	–	34	24
Write-offs	–	–	(106)	(76)	(263)	(40)	–	–	(369)	(116)
Foreign exchange and other	–	–	–	–	3	–	–	–	3	–

Specific Allowance at end of period	15	20	1	1	411	136	–	–	427	157

General Allowance at beginning of period	7	19	316	336	636	508	52	38	1,011	901
Provision for credit losses	1	(7)	33	1	19	7	(3)	(1)	50	–
Foreign exchange and other	–	–	–	–	6	(13)	–	–	6	(13)

General Allowance at end of period	8	12	349	337	661	502	49	37	1,067	888

Total Allowance	$23	$32	$350	$338	$1,072	$638	$49	$37	$1,494	$1,045

(Canadian $ in millions)	For the nine months ended

			Credit card, consumer
			instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$14	$5	$1	$1	$142	$147	$–	$–	$157	$153
Provision for credit losses	3	16	219	160	533	26	–	–	755	202
Recoveries	–	–	70	55	21	12	–	–	91	67
Write-offs	(2)	(1)	(289)	(215)	(292)	(58)	–	–	(583)	(274)
Foreign exchange and other	–	–	–	–	7	9	–	–	7	9

Specific Allowance at end of period	15	20	1	1	411	136	–	–	427	157

General Allowance at beginning of period	11	23	327	340	517	506	43	36	898	905
Provision for credit losses	(3)	(11)	22	(3)	85	13	6	1	110	–
Foreign exchange and other	–	–	–	–	59	(17)	–	–	59	(17)

General Allowance at end of period	8	12	349	337	661	502	49	37	1,067	888

Total Allowance	$23	$32	$350	$338	$1,072	$638	$49	$37	$1,494	$1,045

Sale of Impaired Loans
During the quarter ended July 31, 2008, we recorded a net gain on the sale of impaired loans of $2 million ($nil for the quarter ended July 31, 2007). For the nine months ended July 31, 2008, the net gain on sale of impaired loans was $2 million ($5 million for the nine months ended July 31, 2007).

34 • BMO Financial Group Third Quarter Report 2008

Note 3: Securitization
The following tables summarize the Bank’s securitization activities related to its own assets, for the three and nine months ended July 31:

(Canadian $ in millions)	For the three months ended

	Residential mortgages		Credit card loans		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007

Net cash proceeds (1)	$1,622	$1,217	$999	$–	$2,621	$1,217
Investment in securitization vehicles	–	–	47	–	47	–
Deferred purchase price	59	38	25	–	84	38
Servicing liability	(9)	(8)	(4)	–	(13)	(8)

	1,672	1,247	1,067	–	2,739	1,247
Securitized and sold (2)	1,651	1,245	1,047	–	2,698	1,245

Gain on sale of loans from new securitizations	$21	$2	$20	$–	$41	$2

Gain on sale of loans sold to revolving securitization vehicles	$19	$1	$53	$38	$72	$39

(Canadian $ in millions)	For the nine months ended

	Residential mortgages		Credit card loans		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007

Net cash proceeds (1)	$4,233	$2,624	$1,524	$–	$5,757	$2,624
Investment in securitization vehicles	–	–	71	–	71	–
Deferred purchase price	193	100	38	–	231	100
Servicing liability	(28)	(20)	(6)	–	(34)	(20)

	4,398	2,704	1,627	–	6,025	2,704
Securitized and sold (2)	4,326	2,692	1,597	–	5,923	2,692

Gain on sale of loans from new securitizations	$72	$12	$30	$–	$102	$12

Gain on sale of loans sold to revolving securitization vehicles	$54	$20	$132	$123	$186	$143

(1)	Net cash proceeds represent cash proceeds less issuance costs and write-offs of loan origination costs.

(2)	Credit card loans securitized and sold include interests retained by the Bank as reflected in investment in securitization vehicles.

The key weighted average assumptions used to value the deferred purchase price for these securitizations were as follows:

	For the three months ended				For the nine months ended

	Residential mortgages		Credit card loans		Residential mortgages		Credit card loans
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007	2008	2007

Average term (in years)	3.7	4.3	0.5	n/a	4.2	4.5	0.5	n/a
Prepayment rate (%)	14.0	10.0	40.5	n/a	13.5	9.6	40.7	n/a
Interest rate (%)	5.22	5.07	21.25	n/a	5.42	5.19	21.26	n/a
Discount rate (%)	4.19	5.01	10.19	n/a	4.24	4.57	10.26	n/a

n/a — not applicable
Note 4: Variable Interest Entities
Canadian Customer Securitization Vehicles
Customer securitization vehicles assist our customers with the securitization of their assets to provide them with alternative sources of funding. Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $13,113 million as at July 31, 2008 ($17,536 million as at October 31, 2007). Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through commitments to extend credit. As at July 31, 2008, we have a net exposure of $1,253 million from commercial paper held ($5,564 million as at October 31, 2007) classified as trading securities, and undrawn backstop liquidity facilities of $13,073 million ($20,756 million as at October 31, 2007). No amounts have been drawn against these Canadian facilities as at July 31, 2008 or October 31, 2007. The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) and recorded in our Consolidated Balance Sheet was a derivative asset of $38 million as at July 31, 2008 (derivative liability of $20 million as at October 31, 2007).
Included in our Consolidated Balance Sheet as at July 31, 2008 were other assets totalling $277 million and $4 million as a deposit liability ($311 million and $65 million, respectively, as at October 31, 2007) as a result of consolidating two Canadian customer securitization vehicles.
U.S. Customer Securitization Vehicle
Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through backstop liquidity facilities. Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $7,189 million as at July 31, 2008 ($7,929 million as at October 31, 2007). As at July 31, 2008, exposure from undrawn backstop liquidity facilities amounted to $8,580 million ($10,719 million as at October 31, 2007). As at July 31, 2008, the Bank has advanced US$851 million ($nil as at October 31, 2007) in accordance with the terms of these liquidity facilities. We are not required to consolidate our U.S. customer securitization vehicle.

BMO Financial Group Third Quarter Report 2008 • 35

Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans either for capital management purposes or to obtain alternate sources of funding. Total assets held by these vehicles amounted to $8,097 million as at July 31, 2008 ($6,552 million as at October 31, 2007). We are not required to consolidate our bank securitization vehicles. We held $67 million of the commercial paper issued by these vehicles as at July 31, 2008 ($367 million as at October 31, 2007) classified as trading securities. We also provide liquidity support to certain of our bank securitization vehicles for the face value of the commercial paper outstanding. The total contract amount of the liquidity support was $5,100 million as at July 31, 2008 and October 31, 2007. No amounts were drawn as at July 31, 2008 and October 31, 2007. The fair value of derivatives outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative asset of $58 million as at July 31, 2008 (derivative liability of $52 million as at October 31, 2007).
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold an interest in high grade Structured Investment Vehicles (“SIVs”) and act as asset manager. Assets held by these vehicles amounted to $9,438 million, including cash of $4 million, as at July 31, 2008 (assets of $22,754 million as at October 31, 2007). Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to backstop the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet and was $8 million as at July 31, 2008 ($53 million as at October 31, 2007), net of write-downs of $3 million for the quarter ended July 31, 2008 and $49 million for the nine months ended July 31, 2008 ($13 million for the quarter ended October 31, 2007). Amounts drawn from the liquidity facility provided to the SIVs totalled $4,093 million as at July 31, 2008 ($nil as at October 31, 2007). Our exposure includes undrawn facilities of $5,130 million as at July 31, 2008 ($1,158 million as at October 31, 2007). The fair value of our derivative contracts outstanding with these SIVs and recorded in our Consolidated Balance Sheet was $nil as at July 31, 2008 (derivative liability of $11 million as at October 31, 2007). We are not required to consolidate these VIEs.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these
Note 5: Financial Instruments
Fair Value Option
Management can elect to account for any financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria.
     The Bank has designated bonds purchased to support our Municipal Tender Option Bond Program as trading under the fair value option. These bonds would otherwise be accounted for as available-for-sale securities with derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $395 million as at July 31, 2008 ($440 million as at October 31, 2007). Assets held by these VIEs in which we have a significant variable interest but we do not consolidate totalled $142 million as at July 31, 2008 ($353 million as at October 31, 2007). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $43 million as at July 31, 2008 ($99 million as at October 31, 2007).
     We also sponsor Apex Trust (“Apex”), formerly known as Apex/Sitka Trusts, a VIE that provides investors credit protection on investments in debt portfolios through credit default swaps. Assets held by Apex were $2,324 million and $2,012 million as at July 31, 2008 and October 31, 2007, respectively. During the quarter ended July 31, 2008, we successfully restructured Apex and asset-backed commercial paper (“ABCP”) was exchanged for mid-term notes (“MTNs”) in Apex with maturities of five to eight years. A senior funding facility of $1,130 million was provided of which we provide $1,030 million. As at July 31, 2008, $124 million had been drawn against our facility. Under the terms of the restructuring, we also entered into credit default swaps with swap counterparties and offsetting swaps with Apex.
      As at July 31, 2008, the Bank held $730 million of MTNs classified as available-for-sale securities (face value of $815 million). A third party holds its exposure to Apex through a total return swap on $600 million of MTNs with the Bank. The total return swap and underlying MTNs are classified as trading instruments.
      The Bank does not consider the May 2008 purchase of the MTNs described above to imply or be an indicator of our intent to provide support to other mid-term noteholders or provide additional subordinated support to Apex. Instead, the purchase was a one-time, isolated event, upon the restructuring of Apex. We do not intend to purchase additional MTNs of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur. We are not required to consolidate Apex.
Capital Trusts
BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion BMO Covered Bonds issued by the Bank in the first quarter of 2008. The guarantee is secured by the assets of the CB Trust. We are required to consolidate CB Trust. Total assets in the CB Trust as at July 31, 2008 were $6.1 billion.
      The Bank is also involved with two VIEs that are used to issue subordinated notes and securities of BMO Capital Trust. We are required to consolidate BMO Capital Trust.
unrealized gains and losses recorded in Other Comprehensive Income. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with how the portfolio is managed. The fair value of the bonds as at July 31, 2008 was $28 million. The impact of recording the bonds as trading securities

36 • BMO Financial Group Third Quarter Report 2008

was a decrease in non-interest revenue, trading revenues of less than $1 million for the quarter and nine months ended July 31, 2008.
     The change in fair value of our structured notes designated as held for trading was an increase in non-interest revenue, trading revenues of $14 million for the quarter ended July 31, 2008 and an increase in non-interest revenue, trading revenues of $11 million for the nine months ended July 31, 2008. The portion of the change in fair value attributable to changes in our own credit risk was an unrealized gain of $6 million for the quarter ended July 31, 2008 and $19 million for the nine months ended July 31, 2008.
Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities as at July 31, 2008 were as follows:

				Derivative Instruments
	Available-for-sale	Trading	Fair value
	securities	securities	liabilities	Asset	Liability

Valued using quoted market prices	56%	99%	–%	10%	9%
Valued using internal models (with observable inputs)	39	–	100	83	89
Valued using internal models (without observable inputs)	5	1	–	7	2

Total	100%	100%	100%	100%	100%

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
     Within available-for-sale securities as at July 31, 2008 was $730 million of Apex MTNs with a face value of $815 million. These MTNs are considered Level 3 as their value has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the MTNs. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $18 million and $(20) million, respectively. The impact on net income for the quarter ended July 31, 2008 related to changes in the fair value of our investment in Apex MTNs, including changes resulting from the completion of the restructuring, was a net recovery of $40 million before tax.
A third party holds its exposure to the Apex MTNs through a total return swap with the Bank. This swap and the related underlying MTNs are considered Level 3 as their value has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the swap and underlying securities. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $13 million and $(14) million, respectively. The impact on net income for the quarter ended July 31, 2008 related to changes in the fair value of the swap and underlying MTNs, including changes resulting from the completion of the restructuring, was a charge of $55 million before tax.
     Within trading securities as at July 31, 2008 was $201 million of third party ABCP with a face value of $325 million. This ABCP is considered Level 3 as its value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles in accordance with the Montreal Accord versus the liquidation value. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the ABCP. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $6 million and $(6) million, respectively. The impact on net income for the quarter ended July 31, 2008 related to changes in the fair value of this investment was a charge of $28 million before tax.
     Within derivative assets and derivative liabilities as at July 31, 2008 was $2,212 million and $4 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. These derivatives are considered Level 3 as their values have been determined by management, based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $11 million or $(11) million, respectively. The impact on net income in the quarter ended July 31, 2008 related to the change in the fair value of these derivatives was a charge of $2 million before tax.

Note 6: Guarantees
In the normal course of business we enter into a variety of guarantees, the most significant of which are as follows:

(Canadian $ in millions)	As at
	Maximum potential amount of
	future payments
	July 31,	October 31,
	2008	2007

Standby letters of credit and guarantees	$14,679	$12,395
Backstop and other liquidity facilities	35,055	39,428

Total	$49,734	$51,823

Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if they are unable to make the required payments or meet other contractual requirements. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
      No amount was included in our Consolidated Balance Sheet as at July 31, 2008 and October 31, 2007 related to these standby letters of credit and guarantees.

BMO Financial Group Third Quarter Report 2008 • 37

Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to ABCP programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
      As at July 31, 2008, $874 million was drawn ($16 million as at October 31, 2007), in accordance with the terms of the backstop liquidity facilities, of which $872 million (US$851 million) ($nil as at October 31, 2007) relates to VIEs discussed in Note 4.
Note 7: Acquisitions
Griffin, Kubik, Stephens & Thompson, Inc.
On May 1, 2008, we completed the acquisition of Chicago-based Griffin, Kubik, Stephens & Thompson, Inc. (“GKST”), for cash consideration of $31 million, subject to a post-closing adjustment based on net equity. The results of GKST’s operations have been included in our consolidated financial statements since that date. The acquisition of GKST will provide us with the opportunity to significantly expand our presence in the U.S. municipal bond market. Goodwill related to this acquisition is deductible for tax purposes. GKST is part of our BMO Capital Markets reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On February 29, 2008, we completed the acquisition of Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”), for total cash consideration of $135 million. The results of Merchants and Manufacturers’ operations have been included in our consolidated financial statements since that date. The acquisition of Merchants and Manufacturers will provide us with the opportunity to expand our banking locations into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.
Ozaukee Bank
On February 29, 2008, we completed the acquisition of Ozaukee Bank (“Ozaukee”), a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The results of Ozaukee’s operations have been included in our consolidated financial statements since that date. The acquisition of Ozaukee will provide us with the opportunity to expand our banking locations into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
We also provide senior funding support to our credit investment vehicles, structured finance vehicles, and capital trusts. These facilities support the repayment of senior note obligations. As at July 31, 2008, $4,222 million was drawn ($5 million as at October 31, 2007), in accordance with the terms of the funding facilities related to the VIEs discussed in Note 4.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities of $5,809 million ($5,449 million as at October 31, 2007) are included in backstop liquidity facilities. The facilities’ terms are generally no longer than one year, but can be several years.

Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $41 million, plus contingent consideration up to $10 million based on our retention of the assets under management one year from the closing date. The results of Pyrford’s operations have been included in our consolidated financial statements since that date. The acquisition of Pyrford will provide us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on a straight line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services into the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.

38 • BMO Financial Group Third Quarter Report 2008

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

				July 31,		October 31,
(Canadian $ in millions)				2008		2007
		Merchants and			First	bcpbank
	GKST	Manufacturers	Ozaukee	Pyrford	National	Canada

Cash resources	$–	$43	$50	$1	$110	$47
Securities	63	134	115	–	317	23
Loans	–	1,013	517	–	1,009	293
Premises and equipment	1	31	8	1	30	9
Goodwill	8	90	123	20	175	13
Core deposit/Customer relationship intangible asset	–	39	24	17	37	5
Other assets	24	18	14	4	52	2

Total assets	96	1,368	851	43	1,730	392

Deposits	–	1,029	584	–	1,375	339
Other liabilities	65	204	87	2	10	12

Total liabilities	65	1,233	671	2	1,385	351

Purchase Price	$31	$135	$180	$41	$345	$41

The allocations of the purchase price for GKST, Merchants and Manufacturers, Ozaukee and Pyrford are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
Note 8: Employee Compensation
Stock Options
During the nine months ended July 31, 2008, we granted a total of 1,404,213 stock options. The weighted-average fair value of these options was $8.25 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions.

For stock options granted during the nine months ended July 31, 2008

Expected dividend yield	4.0%
Expected share price volatility	19.4%
Risk-free rate of return	4.1%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended
	Pension benefit plans		Other employee future benefit plans
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Benefits earned by employees	$34	$35	$4	$5
Interest cost on accrued benefit liability	57	54	14	12
Actuarial loss recognized in expense	2	16	2	4
Amortization of plan amendment costs	3	3	(1)	–
Expected return on plan assets	(73)	(70)	(1)	(1)

Benefits expense	23	38	18	20
Canada and Quebec pension plan expense	15	14	–	–
Defined contribution expense	4	3	–	–

Total pension and other employee future benefit expenses	$42	$55	$18	$20

(Canadian $ in millions)	For the nine months ended
	Pension benefit plans		Other employee future benefit plans
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Benefits earned by employees	$114	$114	$14	$16
Interest cost on accrued benefit liability	171	164	39	37
Actuarial loss recognized in expense	8	46	8	12
Amortization of plan amendment costs	8	8	(4)	(3)
Expected return on plan assets	(218)	(209)	(4)	(4)

Benefits expense	83	123	53	58
Canada and Quebec pension plan expense	47	44	–	–
Defined contribution expense	11	11	–	–

Total pension and other employee future benefit expenses	$141	$178	$53	$58

BMO Financial Group Third Quarter Report 2008 • 39

Note 9: Restructuring Charge
The continuity of our restructuring charge is as follows:

	Severance-	Premises-
(Canadian $ in millions)	related charges	related charges	Other	Total

Year Ended October 31, 2007
Opening Balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	96	–	–	96
Paid in the quarter ended January 31, 2008	(12)	–	–	(12)

Balance as at January 31, 2008	84	–	–	84
Paid in the quarter ended April 30, 2008	(12)	–	–	(12)

Balance as at April 30, 2008	72	–	–	72
Paid in the quarter ended July 31, 2008	(11)	–	–	(11)

Balance as at July 31, 2008	$61	$–	$–	$61

Note 10: Subordinated Debt
During the quarter ended April 30, 2008, we issued $900 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series F Medium-Term Notes, First Tranche, is due March 2023. Interest on this issue is payable semi-annually at a fixed rate of 6.17% until March 28, 2018, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 2.50%, paid quarterly, thereafter to maturity.
     During the quarter ended April 30, 2008, we redeemed all of our 5.75% Series A Medium-Term Notes, Second Tranche, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
Note 11: Share Capital
During the quarter ended July 31, 2007, we issued $1.2 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series D Medium-Term Notes, Second Tranche, is due June 2017. Interest on this issue is payable semi-annually at a fixed rate of 5.20% until June 21, 2012, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
     During the quarter ended July 31, 2007, we redeemed all of our 7.92% Debentures, Series 22, due 2012, totalling $150 million. The debentures were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
     During the quarter ended April 30, 2007, our US$300 million 7.80% Notes matured.

During the quarter ended July 31, 2008, we issued 12,000,000 5.2% Non-Cumulative Rate Reset Class B Preferred Shares, Series 16, at a price of $25.00 per share, representing an aggregate issue price of $300 million.
     During the quarter ended April 30, 2008, we issued 10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred Shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
     During the quarter ended January 31, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.
     During the quarter ended July 31, 2008, we did not repurchase any common shares. During the quarter ended July 31, 2007, we repurchased 2,809,900 common shares at an average cost of $69.12 per share, totalling $195 million. During the nine months ended July 31, 2008, we did not repurchase any common shares. During the nine months ended July 31, 2007, we repurchased 6,215,300 common shares at an average cost of $69.69 per share, totalling $433 million.
     There have been 27,800 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2008 and pursuant to which we are permitted to purchase up to 25,000,000 common shares.
     On August 26, 2008, we announced that we intend to file a notice of intention with the Toronto Stock Exchange to make a new normal course issuer bid, subject to regulatory approval and the approval of the Exchange, which provides that we may repurchase up to 15,000,000 common shares, being approximately 3% of our outstanding common shares, between September 8, 2008 and September 7, 2009.

40 • BMO Financial Group Third Quarter Report 2008

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	July 31, 2008
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 6	10,000,000	$250	common shares (b)

		250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–

		1,746
Common Shares	504,445,457	4,712	–

Share Capital		$6,458

Stock options issued under stock option plan		n/a	20,869,660 common shares

(a)	For additional information refer to Notes 21 and 22 to our consolidated financial statements for the year ended October 31, 2007 on pages 121 to 124 of our 2007 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c) Face value is US$300 million.
n/a – not applicable

Note 12: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets target ratios as set out by our regulator, the Superintendent of Financial Institutions Canada; supports our internal assessment of required capital; results in targeted credit ratings; funds our operating groups’ business strategies; and builds long-term shareholder value.
     Our policies and processes for managing capital as well as the nature of our capital are outlined in the Enterprise-Wide Capital Management section of Management’s Discussion and Analysis on page 57 of our 2007 Annual Report.
Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. It establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
     We have met our capital targets as at July 31, 2008. Our capital position as at July 31, 2008 is detailed in the Capital Management section on page 15 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 13: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in Management’s Discussion and Analysis on pages 67 to 68 of our 2007 Annual Report. Key measures as at July 31, 2008 are outlined in the Risk Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.
Market, Liquidity and Funding Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
     Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Our market risk and liquidity funding management practices and key measures are outlined on pages 68 to 71 of our 2007 Annual Report. Key measures as at July 31, 2008 are outlined in the Risk Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

BMO Financial Group Third Quarter Report 2008 • 41

Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the table below.
Contractual maturities of non-trading financial liabilities and commitments to extend credit as at July 31, 2008 were as follows:

(Canadian $ in millions)
	Less than				No fixed
	1 year	1 to 3 years	4 to 5 years	Over 5 years	maturity	Total

Deposits	$118,182	$26,486	$8,638	$8,146	$87,205	$248,657
Subordinated debt (1)	414	818	551	6,582	–	8,365
Capital trust securities	–	750	400	1,050	–	2,200
Preferred share liability	250	–	–	–	–	250
Other financial liabilities (1)	34,862	183	217	2,979	43	38,284
Commitments to extend credit	42,461	18,637	18,165	2,189	–	81,452

Total	$196,169	$46,874	$27,971	$20,946	$87,248	$379,208

(1)	Includes interest payments.
Note 14: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Net Income – Canadian GAAP	$521	$660	$1,418	$1,679
United States GAAP adjustments	5	(4)	23	(28)

Net Income – United States GAAP	$526	$656	$1,441	$1,651

Earnings Per Share
Basic – Canadian GAAP	$1.00	$1.30	$2.73	$3.29
Basic – United States GAAP	1.01	1.30	2.78	3.24
Diluted – Canadian GAAP	0.98	1.28	2.70	3.24
Diluted – United States GAAP	1.00	1.27	2.75	3.18

Fair Value Option
During the quarter ended January 31, 2008, we adopted the new United States accounting standard which allows the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The new standard eliminated a difference between Canadian GAAP and United States GAAP.

42 • BMO Financial Group Third Quarter Report 2008

Note 15: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select markets of the U.S. Midwest through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, real estate, operations services and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Third Quarter Report 2008 • 43

Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended July 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$822	$197	$167	$287	$(187)	$1,286
Non-interest revenue	469	52	377	459	103	1,460

Total Revenue	1,291	249	544	746	(84)	2,746
Provision for credit losses	87	12	1	29	355	484
Non-interest expense	710	194	380	477	21	1,782

Income before taxes and non-controlling interest in subsidiaries	494	43	163	240	(460)	480
Income taxes	151	15	53	(19)	(259)	(59)
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$343	$28	$110	$259	$(219)	$521

Average Assets	$126,678	$27,538	$8,261	$231,265	$2,131	$395,873

Goodwill (As At)	$104	$903	$338	$102	$2	$1,449

	P&C	P&C			Corporate	Total
For the three months ended July 31, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$801	$181	$154	$253	$(142)	$1,247
Non-interest revenue	455	44	366	437	6	1,308

Total Revenue	1,256	225	520	690	(136)	2,555
Provision for credit losses	81	9	1	19	(19)	91
Non-interest expense	664	175	362	448	10	1,659

Income before taxes and non-controlling interest in subsidiaries	511	41	157	223	(127)	805
Income taxes	155	16	55	29	(128)	127
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$356	$25	$102	$194	$(17)	$660

Average Assets	$120,000	$23,454	$7,033	$210,834	$4,014	$365,335

Goodwill (As At)	$107	$708	$320	$95	$2	$1,232

	P&C	P&C			Corporate	Total
For the nine months ended July 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$2,401	$536	$487	$824	$(574)	$3,674
Non-interest revenue	1,320	184	1,086	873	255	3,718

Total Revenue	3,721	720	1,573	1,697	(319)	7,392
Provision for credit losses	252	31	3	87	492	865
Non-interest expense	2,062	559	1,096	1,301	58	5,076

Income before taxes and non-controlling interest in subsidiaries	1,407	130	474	309	(869)	1,451
Income taxes	431	46	157	(98)	(558)	(22)
Non-controlling interest in subsidiaries	–	–	–	–	55	55

Net Income	$976	$84	$317	$407	$(366)	$1,418

Average Assets	$124,921	$25,744	$8,047	$232,024	$3,029	$393,765

Goodwill (As At)	$104	$903	$338	$102	$2	$1,449

	P&C	P&C			Corporate	Total
For the nine months ended July 31, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$2,296	$558	$458	$741	$(406)	$3,647
Non-interest revenue	1,334	132	1,086	807	143	3,502

Total Revenue	3,630	690	1,544	1,548	(263)	7,149
Provision for credit losses	242	27	2	58	(127)	202
Non-interest expense	1,954	532	1,090	1,175	195	4,946

Income before taxes and non-controlling interest in subsidiaries	1,434	131	452	315	(331)	2,001
Income taxes	454	48	160	(56)	(340)	266
Non-controlling interest in subsidiaries	–	–	–	–	56	56

Net Income	$980	$83	$292	$371	$(47)	$1,679

Average Assets	$118,307	$23,921	$6,960	$202,653	$3,574	$355,415

Goodwill (As At)	$107	$708	$320	$95	$2	$1,232

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

44 • BMO Financial Group Third Quarter Report 2008

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
			Other
For the three months ended July 31, 2008	Canada	United States	countries	Total

Net interest income	$936	$284	$66	$1,286
Non-interest revenue	1,153	293	14	1,460

Total Revenue	2,089	577	80	2,746
Provision for credit losses	32	452	–	484
Non-interest expense	1,303	433	46	1,782

Income before taxes and non-controlling interest in subsidiaries	754	(308)	34	480
Income taxes	51	(117)	7	(59)
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$690	$(196)	$27	$521

Average Assets	$232,104	$131,972	$31,797	$395,873

Goodwill (As At)	$422	$1,007	$20	$1,449

			Other
For the three months ended July 31, 2007	Canada	United States	countries	Total

Net interest income	$948	$220	$79	$1,247
Non-interest revenue	1,030	187	91	1,308

Total Revenue	1,978	407	170	2,555
Provision for credit losses	59	32	–	91
Non-interest expense	1,220	403	36	1,659

Income before taxes and non-controlling interest in subsidiaries	699	(28)	134	805
Income taxes	147	(38)	18	127
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$539	$5	$116	$660

Average Assets	$221,240	$111,384	$32,711	$365,335

Goodwill (As At)	$424	$808	$–	$1,232

			Other
For the nine months ended July 31, 2008	Canada	United States	countries	Total

Net interest income	$2,694	$744	$236	$3,674
Non-interest revenue	2,899	869	(50)	3,718

Total Revenue	5,593	1,613	186	7,392
Provision for credit losses	185	673	7	865
Non-interest expense	3,694	1,244	138	5,076

Income before taxes and non-controlling interest in subsidiaries	1,714	(304)	41	1,451
Income taxes	194	(164)	(52)	(22)
Non-controlling interest in subsidiaries	41	14	–	55

Net Income	$1,479	$(154)	$93	$1,418

Average Assets	$234,065	$127,656	$32,044	$393,765

Goodwill (As At)	$422	$1,007	$20	$1,449

			Other
For the nine months ended July 31, 2007	Canada	United States	countries	Total

Net interest income	$2,710	$702	$235	$3,647
Non-interest revenue	3,093	215	194	3,502

Total Revenue	5,803	917	429	7,149
Provision for credit losses	170	36	(4)	202
Non-interest expense	3,585	1,242	119	4,946

Income before taxes and non-controlling interest in subsidiaries	2,048	(361)	314	2,001
Income taxes	433	(220)	53	266
Non-controlling interest in subsidiaries	40	16	–	56

Net Income	$1,575	$(157)	$261	$1,679

Average Assets	$211,032	$111,574	$32,809	$355,415

Goodwill (As At)	$424	$808	$–	$1,232

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group Third Quarter Report 2008 • 45

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 26, 2008 at 3:30 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, November 24, 2008 by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 648304.
          A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, November 24, 2008.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Interim Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Vice-President & Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share
Purchase Plan
Average market price
May 2008 $48.33
June 2008 $42.86
July 2008 $47.73
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 19th Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our web site at www.bmo.com

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